Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115134
Offer to Exchange

Carmike Cinemas, Inc.

$150,000,000

7.500% Senior Subordinated Notes due 2014

that have been registered under the Securities Act of 1933
for
any and all outstanding 7.500% Senior Subordinated Notes due 2014 that have not been registered under the Securities Act of 1933

The New Notes

•	The terms of the new notes are substantially identical to the old notes, except that the new notes have been registered under the Securities Act, and the transfer restrictions, exchange offer provisions and additional interest provisions relating to the old notes do not apply to the new notes.

•	The new notes will mature on February 15, 2014. The new notes will bear interest at the rate of 7.500% per year. We will pay interest on the new notes on February 15 and August 15 of each year, beginning August 15, 2004.

•	We may redeem all or a portion of the new notes prior to February 15, 2009 at a price equal to 100% of the principal amount of the notes plus a “make-whole” premium set forth in this prospectus. In addition, at any time on or after February 15, 2009, we may redeem the notes, in whole or in part, at the redemption prices listed in the “Description of New Notes — Optional Redemption” section of this prospectus. On or before February 15, 2007, we may, at our option and subject to certain requirements, use the net proceeds from one or more equity offerings to redeem up to 35% of the aggregate principal amount of the new notes at 107.500% of their face amount, plus accrued and unpaid interest and special interest if any. In addition, if we experience a change of control, we must give holders of the new notes the opportunity to sell their new notes at 101% of their face amount, plus accrued and unpaid interest and special interest if any.

•	The new notes will be our senior subordinated unsecured obligations and will rank junior in right of payment to all of our existing and future senior indebtedness; rank equally in right of payment with all of our future senior subordinated indebtedness; and rank senior in right of payment to all of our future subordinated indebtedness. Additionally, the new notes will be effectively subordinated to all existing and future indebtedness of our subsidiaries that do not guarantee the notes. As of March 31, 2004, we had $152.8 million of secured senior indebtedness outstanding and $150.0 million of unsecured senior indebtedness outstanding (which includes general unsecured claims).

•	The new notes will not be listed on any securities exchange. Currently, there is no public market for the new notes.

The Exchange Offer

•	The exchange offer will expire at 5:00 p.m., New York City time, on August 31, 2004, unless extended.

•	All old notes validly tendered and not validly withdrawn pursuant to the exchange offer will be exchanged. For each old note validly tendered and not validly withdrawn pursuant to the exchange offer, the holder will receive a new note having a principal amount equal to that of the tendered old note.

•	Tenders of old notes may be withdrawn at any time before the expiration date of the exchange offer.

•	Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes.

      See “Risk Factors” beginning on page 10 for a discussion of the factors that you should consider in connection with the exchange offer and an exchange of old notes for new notes.

     We are not asking you for a proxy, and you are requested not to send us a proxy.

     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 30, 2004.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement on Form S-4 that we have filed with the Securities and Exchange Commission, or SEC, to register with the SEC the new notes to be issued in exchange for the old notes and guarantees thereof and offers and sales of the new notes made by Goldman, Sachs & Co. in market-making transactions effected from time to time. As described below, you may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the new notes. The registration statement may contain additional information that may be important to you. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents that are filed as exhibits to the registration statement or otherwise filed with the SEC.

      We also file annual, quarterly and periodic reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC’s web site at www.sec.gov or on our web site at www.carmike.com. However, the information on our web site does not constitute a part of this prospectus.

      We “incorporate by reference” into this prospectus certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which we have already filed with the SEC:

•	Annual Report on Form 10-K for the year ended December 31, 2003 (the “2003 Annual Report on Form 10-K”);

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004;

•	Current Reports on Form 8-K filed on January 15, 2004 and February 20, 2004; and

•	All documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and until the expiration of the exchange offer, excluding any materials furnished pursuant to Item 9 or Item 12 of Current Report on Form 8-K unless otherwise expressly stated in such Current Report on Form 8-K.

      You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, and copies of the indenture and the registration rights agreement at no cost, by writing or calling us at the following address: Carmike Cinemas, Inc., 1301 First Avenue, Columbus, Georgia, 31901, Attention: Corporate Secretary (706) 576-3400.

      To obtain timely delivery of this information, you must request it no later than five (5) business days before August 31, 2004, the expiration date of the exchange offer.

      You should rely only upon the information provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

FORWARD-LOOKING STATEMENTS

      This document contains numerous forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “plans,” “projects,” “intends,” “expects” or similar expressions. These statements include, among others, statements regarding our expected financial condition, business, financing plans, strategies, prospects, revenues, working capital, sources of liquidity, capital needs, interest costs and income.

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      Forward-looking statements are estimates and projections reflecting our best judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These statements are based on beliefs and assumptions of our management, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding expected pricing levels, the timing and cost of expected capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Although we believe that the estimates and projections reflected in the forward-looking statements are reasonable, our expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include:

•	the availability of suitable motion pictures for exhibition in our markets;

•	competition in our markets;

•	competition with other forms of entertainment;

•	the effect of our leverage on our financial condition and financial flexibility; and

•	other factors, including the risk factors discussed in this prospectus.

      We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

MARKET AND INDUSTRY DATA

      Information in this prospectus regarding market share, market position and industry data pertaining to our business consists of estimates based on data and reports compiled by industry professional organizations, such as the Motion Picture Association of America, industry analysts and our knowledge of revenues and markets.

      We have not independently verified market and industry data provided by third parties, or by industry or general publications. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources.

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PROSPECTUS SUMMARY

      This summary contains basic information about us and this exchange offer. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the accompanying notes which are incorporated by reference into this prospectus. In this prospectus, the term “old notes” refers to the unregistered 7.500% senior subordinated notes due 2014 and the term “new notes” refers to our 7.500% senior subordinated notes due 2014, which have been registered under the Securities Act of 1933 (the “Securities Act”). Except as otherwise indicated or required by the context, references to “Carmike,” “we,” “our” or “us” refer to Carmike Cinemas, Inc., our subsidiaries and our predecessors.

Our Company

      We are one of the largest motion picture exhibitors in the United States. As of June 30, 2004, we owned, operated or had an interest in 291 theatres with 2,229 screens located in 36 states, making us the second largest exhibitor in the country by number of theatres and the fourth largest by number of screens. We owned 70 of these theatres, leased 217 of these theatres and operated an additional four theatres under shared ownership. We operate a modern theatre circuit; since 1997 we have rebuilt or refurbished approximately 80% of our theatres. Of our 291 theatres, 251 show films on a first-run basis and 40 are discount theatres. In 2003, we generated total revenue of $493.1 million, pre tax income of $32.1 million and net income of $107.4 million. For the three months ended March 31, 2004, we generated total revenue of $116.9 million, pretax income of $2.6 million, and net income of $1.6 million.

      We target small- to mid-size, non-urban markets. More than 80% of our theatres are located in communities with populations of fewer than 100,000 people. We believe there are several benefits of operating in small- to mid-size markets, including:

•	Less competition from other exhibitors. We believe a majority of our theatres have limited competition for patrons. We believe most of our markets are already adequately screened and our smaller markets in particular cannot support significantly more screens. In addition, because most of our principal competitors are focused on building megaplexes, we do not expect many of our markets to be targeted by our competitors for new theatres.

•	Lower operating costs. We believe that we benefit from lower labor, occupancy and maintenance costs than most other large exhibitors. For example, as of June 30, 2004, approximately 48% of our hourly employees worked for the federal minimum wage. Additionally, we own 70, or approximately 24%, of our theatres, which we believe provides us with further cost benefits. We believe the percentage of our owned theatres is among the highest of the large public theatre exhibitors.

•	Fewer alternative entertainment opportunities. In our typical markets, patrons have fewer entertainment alternatives than in larger markets, where options such as professional sports and cultural events are more likely to be available.

•	Greater access to film product. We believe we are the sole exhibitor in approximately 75% of our film licensing zones, which we believe provides us with greater flexibility in selecting films that meet the preferences of patrons in our markets.

      We are the sole exhibitor in many of the small- to mid-size markets in which we operate. The introduction of a competing theatre in these markets could significantly impact the performance of our theatres. In addition, the type of motion pictures preferred by patrons in these markets is typically more limited than in larger markets, which increases the importance of selecting films that will appeal to patrons in our specific theatre markets.

Our Strategy

      Our strategic plan has four principal elements:

•	maximize the cash flows of our existing theatre circuit;

•	pursue selected growth opportunities in existing and new markets;

•	further reduce our debt; and

•	leverage the experience of our management team.

      Maximize the cash flows of our existing theatre circuit. We believe that our strong competitive position in the small- to mid-size markets in which we operate and our focus on customer satisfaction will continue to drive growth in our revenue and profitability, while enhancing the stability of our cash flows. Our experience in these markets enables us to manage our film, concession and other theatre-level costs effectively.

      We seek to increase our revenues and operating margins. In addition to periodically increasing our ticket prices, typically in line with our industry, we focus on maximizing concession sales per patron. We train our employees to minimize waiting time, allowing us to serve more customers before the start of a show, as well as to “upsell” our patrons into larger sized concession products that carry higher margins. Additionally, we regularly undertake reviews of rent, theatre operating costs and corporate overhead to determine where we can enhance productivity and reduce costs without affecting the quality of our service.

      We are also focused on continuously upgrading our existing theatres. Since 1997 we have rebuilt or refurbished approximately 80% of our theatres. Rebuilding typically involves conversion of a theatre to stadium seating. Refurbishment can include updating seats, enhancing the sound system, including digital sound, or replacing furnishings. We believe that we will need to invest relatively modest amounts in annual maintenance capital expenditures for the foreseeable future.

      Pursue selected growth opportunities in existing and new markets. We will continue to seek, on a selective basis, complementary development and acquisition opportunities to further enhance our competitive position in our existing and new markets. We leverage our detailed knowledge of local markets to identify opportunities to build new or replacement theatres or expand existing theatres. We selectively evaluate these opportunities and invest when we believe we can generate attractive rates of return. We believe we can selectively add screen capacity to our existing theatres in growing markets with relatively low capital expenditures.

      Further reduce our debt. We intend to use future cash flows from our operating activities in part to further reduce debt. We believe that debt reduction will increase our financial flexibility and enhance stockholder returns.

      Leverage the experience of our management team. Carmike Cinemas was founded by members of the Patrick family in 1982, with its predecessor companies dating back to the 1930s. Michael W. Patrick has been our Chief Executive Officer since 1989 and has been with us since our inception. He oversees a senior management team that has an average of more than 20 years of industry experience. We have established a stock compensation plan for members of our senior management that we believe aligns their interests with those of our investors.

      Our ability to execute our strategic plan is subject to various risks, including many of the risks described in this prospectus under the heading “Risk Factors.” In particular, our ability to continue our revenue growth depends to a substantial degree on the availability of suitable motion pictures that appeal to patrons in our target markets. In addition, our focus on upgrading and refurbishing our theatres and further reducing our debt will depend in part on our continued ability to generate cash flow for such purposes. Finally, our ability to execute our growth strategy will depend in part on our ability to identify acquisition opportunities at attractive prices.

Our Industry

      According to data from the Motion Picture Association of America, or MPAA, U.S. box office revenue grew at a compound annual rate of approximately 6% from 1993 through 2003. This exceeded growth in gross domestic product in eight of those eleven years. In 2002, box office revenues reached a record high of $9.52 billion after ten consecutive years of increases in revenue and remained strong in 2003 at $9.49 billion. The industry’s success in 2002 and 2003 was driven in part by attendance, reaching 1.64 billion patrons in 2002 and 1.57 billion patrons in 2003.

      We believe the growth in industry box office revenues has been, and will continue to be, driven in part by increased studio marketing expenditures. Movie studios increased marketing expenditures per new film at a compound annual growth rate of approximately 10% between 1995 and 2003, according to the MPAA. Because domestic movie theatres are the primary distribution channel for domestic film releases, the theatrical success of a film is often the most important factor in establishing its value in other film distribution channels, including home video, cable television, broadcast television and international releases. We believe that movie studios have placed an increased emphasis on theatrical success because these secondary distribution channels represent important and growing sources of additional revenues for them.

      In addition to increased studio spending on the marketing of new film releases, we believe that the film exhibition industry will continue to benefit from the following trends:

•	development of strong film franchises;

•	increased cross-branding of films from successful television programs and video games;

•	continued development of modern theatres with stadium seating and digital sound; and

•	reduced seasonality of revenues.

Our Recapitalization

      On February 4, 2004, we completed a public offering of 4,850,000 shares of our common stock (3,000,000 of which were issued and sold by us and 1,850,000 of which were sold by selling stockholders), priced at $32.00 per share. An additional 675,000 shares were sold by certain selling stockholders on February 11, 2004 pursuant to an underwriters’ over-allotment option. Net proceeds to us, after discounts and expenses, were $90.1 million. In addition, we completed an offering of the old notes that are being exchanged in this exchange offer to institutional investors and entered into new senior secured credit facilities consisting of a $50.0 million 54-month revolving credit facility and a $100.0 million five-year term loan. We used the proceeds from the common stock offering, the old notes offering and the new term loan credit facility, as well as excess cash, to repay the outstanding balance of $168.7 million under our post-bankruptcy term loan, tender for or redeem $154.3 million of our 10 3/8% senior subordinated notes, repay $9.1 million of our long-term trade payables and pay related transaction fees and expenses. See “Description of Other Indebtedness” located elsewhere in this prospectus for further discussion of our debt.

Recent Developments

      Our board of directors declared a quarterly dividend of $0.175 per share of common stock on March 31, 2004. The dividend is payable on August 2, 2004 to the holders of record of our common stock as of the close of business on July 15, 2004. We intend to pay quarterly dividends for the foreseeable future at our board’s discretion, subject to many considerations, including limitations imposed by covenants in the indenture for our 7.500% senior subordinated notes and our credit facilities, as well as our operating results, capital requirements and other factors.

      On July 16, 2004, we filed a registration statement on Form S-3 with the SEC to register shares of our common stock held by certain stockholders. As of July 14, 2004, the selling stockholders in the proposed offering collectively owned 4,982,279 shares, or approximately 41%, of our common stock. The selling stockholders are selling 4,332,415 shares of common stock in the proposed offering and the remaining 649,861 shares held by the selling stockholders are subject to the underwriters’ over-allotment option. Upon completion of the proposed offering, the selling stockholders will own 5.4% of our outstanding common stock in the aggregate, assuming no exercise of the underwriters’ over-allotment option. Further, if the underwriters exercise their over-allotment option in full, the selling stockholders will sell all of their shares of common stock. These stockholders, or individuals affiliated with these stockholders, represent six of the eleven directors currently serving on our board of directors. If the proposed selling stockholder offering is consummated, the board of directors anticipates that Richard A. Friedman, John W. Jordan II and David W. Zalaznick will resign from the board of directors. In addition, the board of directors may continue to consider adjusting its size or membership in response to the change in ownership that would result from the proposed offering. There is no guarantee that the proposed offering will be consummated on the terms described above or at all or that the proposed changes to the board of directors will take place.

      Although we have not closed our books for the quarter ended June 30, 2004, we anticipate revenues for the six months ended June 30, 2004 to be approximately $249 million to $251 million, compared to $233.7 million for the same period of 2003. Given the preliminary nature of our estimate, our actual revenues may be different from our current expectations.

Our Reorganization

      On January 31, 2002, we emerged from bankruptcy under chapter 11 of the bankruptcy code. When we voluntarily commenced the bankruptcy proceedings in August 2000, we had not defaulted on the payment of any of our debt obligations. All of our creditors have been, or are expected to be, paid in full, with interest, for all of the claims that were allowed or otherwise undisputed in the bankruptcy case in connection with our reorganization.

      In the course of our reorganization, we rejected leases on 136 underperforming theatres and we also negotiated modifications to our leases on 35 additional theatres. In addition, we converted $45.7 million of debt and $55.0 million of preferred stock into an aggregate of 67.8% of our common stock. The holders of our cancelled Class A and Class B common stock received in the aggregate 22.2% of our common stock under the plan of reorganization. These actions decreased our ongoing interest obligations. We also agreed to pay, over a five-year period, the claims of our general unsecured creditors allowed or otherwise undisputed in the bankruptcy case in connection with our reorganization, plus interest at an annual rate of 9.4%. We estimate that our aggregate liability as of June 30, 2004 for general unsecured creditors was approximately $16.3 million, which includes our estimated liability for damages resulting from the rejection of executory contracts and unexpired leases that have not been allowed or that otherwise remain disputed. We refer to these claims as “disputed claims”. As of June 30, 2004, total accrued interest on the disputed claims was $4.4 million. If we are unable to resolve the disputed claims with the unsecured creditors, we may petition the bankruptcy court to resolve them.

      We are a Delaware corporation with principal executive offices located at 1301 First Avenue, Columbus, Georgia, 31901. Our telephone number is (706) 576-3400.

Exchange Offer

      On February 4, 2004, we completed the offering of $150,000,000 aggregate principal amount of our old notes in a transaction exempt from registration under the Securities Act. In connection with the offering, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to commence this exchange offer. Accordingly, you may exchange your old notes for new notes which have substantially identical terms. We refer to the old notes and the new notes together as the notes. The following is a summary of the exchange offer. For a more complete description of the terms of the exchange offer, see the section entitled “The Exchange Offer” located elsewhere in this prospectus.

Issuer	Carmike Cinemas, Inc.

Notes Offered	$150.0 million aggregate principal amount of 7.500% senior subordinated notes due 2014, registered under the Securities Act. The terms of the new notes offered in the exchange offer are substantially identical to those of the old notes, except that the transfer restrictions, exchange offer provisions and special interest provisions relating to the old notes do not apply to the new notes.

The Exchange Offer	We are offering new notes in exchange for a like principal amount of our old notes. We are offering these new notes to satisfy our obligations under a registration rights agreement that we entered into with the initial purchasers of the old notes. You may tender your outstanding notes for exchange by following the procedures described under the heading “The Exchange Offer” located elsewhere in this prospectus. The exchange offer is not subject to any federal or state regulatory requirements other than securities laws.

Expiration Date; Tenders; Withdrawal	The exchange offer will expire at 5:00 p.m., New York City time, on August 31, 2004, unless we extend it. We do not currently intend to extend the exchange offer. However, if we elect to extend the tender offer on one or more occasions, we will not extend the exchange offer for more than an aggregate of 30 days. You may withdraw any old notes that you tender for exchange at any time prior to the expiration date of the exchange offer. We will accept any and all old notes validly tendered and not validly withdrawn on or before the expiration date. See “The Exchange Offer — Procedures for Tendering Old Notes” and “— Withdrawal of Tenders of Old Notes” for a more complete description of the tender and withdrawal period.

Certain United States Federal Income Tax Consequences	Your exchange of old notes for new notes to be issued in the exchange offer will not result in any gain or loss to you for United States federal income tax purposes. See “Certain United States Federal Income Tax Consequences” for a summary of United States federal tax consequences associated with the exchange of old notes for new notes and the ownership and disposition of those new notes.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Exchange Agent	Wells Fargo Bank, National Association

Shelf Registration	If applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer, or upon the request of any holder of old notes under certain circumstances, we will be required to file, and use our reasonable best efforts to cause to become effective, a shelf registration statement under the Securities Act which would cover resales of old notes.

If we fail to file an appropriate registration statement or that registration statement does not become effective, or if the exchange offer is not completed, in each case within specified time periods, special interest will accrue and be payable with respect to the notes. See “Description of Notes — Registration Rights; Special Interest.”

Consequences of Your Failure to Exchange Your Old Notes	Old notes that are not exchanged in the exchange offer will continue to be subject to the restrictions on transfer that are described in the legend on the old notes. In general, you may offer or sell your old notes only if they are registered under, or offered or sold under an exemption from, the Securities Act and applicable state securities laws. We do not currently intend to register the old notes under the Securities Act. Following consummation of the exchange offer, we will not be required to register under the Securities Act any old notes that remain outstanding except in the limited circumstances in which we are obligated to file a shelf registration statement for certain holders of old notes not eligible to participate in the exchange offer pursuant to the registration rights agreement. If your old notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your old notes. Interest on any old notes that are not tendered for exchange in the exchange offer will continue to accrue at a rate equal to 7.500% per year.

Consequences of Exchanging Your Old Notes; Who May Participate in the Exchange Offer	Based on interpretations of the staff of the SEC, we believe that you will be allowed to resell the new notes that we issue in the exchange offer if:

• you are acquiring the new notes in the ordinary course of your business;

• you are not participating in and do not intend to participate in a distribution of the new notes;

• you have no arrangement or understanding with any person to participate in a distribution of the new notes; and

• you are not one of our “affiliates,” as defined in Rule 405 under the Securities Act.

If any of these conditions are not satisfied, you will not be eligible to participate in the exchange offer, you should not rely on the interpretations of the staff of the SEC in connection with the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of your notes.

If you are a broker-dealer and you will receive new notes for your own account in exchange for old notes that you acquired as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

In accordance with the foregoing conditions, if you are a broker-dealer that acquired the old notes directly from us in the initial offering and not as a result of market-making activities, you will not be eligible to participate in the exchange offer.

Conditions of the Exchange Offer	Notwithstanding any other term of the exchange offer, or any extension of the exchange offer, we do not have to accept for exchange, or exchange new notes for, any old notes, and we may terminate the exchange offer before acceptance of the old notes, if in our reasonable judgment:

• the exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC;

• any action or proceeding has been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offer or, in any such action or proceeding, any material adverse development has occurred with respect to us; or

• we have not obtained any governmental approval which we deem necessary for the consummation of the exchange offer.

The New Notes

      The summary below describes the principal terms of the new notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of New Notes” section of this prospectus contains a more detailed description of the terms and conditions of the new notes.

Issuer	Carmike Cinemas, Inc.

Notes Offered	$150.0 million aggregate principal amount of 7.500% senior subordinated notes due 2014.

Maturity Date	February 15, 2014.

Interest Payment Dates	February 15 and August 15 of each year, commencing August 15, 2004.

Ranking	The new notes will be our senior subordinated unsecured obligations and will:

• rank junior in right of payment to all of our existing and future senior indebtedness;

• rank equally in right of payment with all of our future senior subordinated indebtedness; and

• rank senior in right of payment to all of our future subordinated indebtedness.

Additionally, the new notes will be effectively subordinated to all existing and future indebtedness of our subsidiaries that do not guarantee the new notes.

As of March 31, 2004, Carmike and its subsidiary guarantors had:

• $152.8 million of secured senior indebtedness outstanding; and

• $150.0 million of unsecured senior indebtedness outstanding (which includes general unsecured claims).

Guarantees	The new notes will be guaranteed by all of our existing and future domestic subsidiaries. Each guarantee will:

• rank junior in right of payment to all existing and future senior indebtedness of that guarantor;

• rank equally in right of payment with any future senior subordinated indebtedness of that guarantor; and

• rank senior in right of payment to any future subordinated indebtedness of that guarantor.

Optional Redemption	We may redeem all or a portion of the new notes prior to February 15, 2009 at a price equal to 100% of the principal amount of the notes plus a “make-whole” premium. In addition, at any time on or after February 15, 2009, we may redeem the new notes, in whole or in part, at the redemption prices listed in the “Description of New Notes — Optional Redemption.”

Optional Redemption After Equity Offerings	On or before February 15, 2007, we may, at our option and subject to certain requirements, use the net proceeds from one or more equity offerings to redeem up to 35% of the aggregate principal amount of the new notes at 107.500% of their face amount, plus accrued and unpaid interest. See “Description of New Notes — Optional Redemption.”

Change of Control Offer	If we experience a change of control, we must give holders of the new notes the opportunity to sell us their notes at 101% of their face amount, plus accrued and unpaid interest.

Certain Covenants	The indenture covering the notes contains covenants that limit our ability and that of our restricted subsidiaries to:

• incur additional debt;

• pay dividends or distributions on, or redeem or repurchase, our capital stock;

• make investments;

• engage in transactions with affiliates;

• create liens on assets;

• transfer or sell assets;

• guarantee debt;

• restrict dividend payments to us; and

• consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries.

These covenants are subject to a number of important qualifications and limitations. See “Description of New Notes — Certain Covenants.”

Risk Factors

      Investing in our new notes involves risks that include continued popularity of movies, our leverage position, competition and other material factors. You should read carefully the section entitled “Risk Factors” beginning on page 10 for an explanation of these risks before investing in the new notes.

      Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

RISK FACTORS

      You should carefully consider the following risk factors and all of the other information contained in, or incorporated by reference in, this prospectus before deciding to tender your old notes in exchange for new notes pursuant to the exchange offer. Investing in our notes involves a high degree of risk. Any of the following risks could materially harm our business and could result in a complete loss of your investment.

Risks Relating to Our Indebtedness and the Notes

Our substantial lease and debt obligations could impair our financial flexibility and our competitive position.

      We now have, and will continue to have, significant debt obligations. Our current long-term debt obligations are as follows:

•	Our new term loan credit agreement, which provides for borrowings of up to $100.0 million, $99.8 million of which was outstanding as of March 31, 2004.

•	Our new revolving credit agreement, which provides for borrowings of up to $50.0 million. There were no amounts outstanding as of March 31, 2004.

•	Our old notes were issued on February 4, 2004, totaling $150.0 million.

•	Amounts owed on our industrial revenue bonds, which totaled $0.6 million at March 31, 2004.

      In addition, as of June 30, 2004, we estimate that our general unsecured creditors will receive an aggregate of $16.3 million plus interest at an annual rate of 9.4% in resolution of their allowed claims, with a final maturity date of January 31, 2007. As of June 30, 2004, total accrued interest on these claims was approximately $4.4 million. All of these claims are disputed.

      We also have, and will continue to have, significant lease obligations. As of March 31, 2004, our total long-term capital and operating lease obligations totaled $581.7 million.

      These obligations could have important consequences for us. For example, they could:

•	limit our ability to obtain necessary financing in the future and make it more difficult for us to satisfy our lease and debt obligations;

•	require us to dedicate a substantial portion of our cash flow to payments on our lease and debt obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•	make us more vulnerable to a downturn in our business and limit our flexibility to plan for, or react to, changes in our business; and

•	place us at a competitive disadvantage compared to competitors that might have stronger balance sheets or better access to capital by, for example, limiting our ability to enter into new markets or renovate our theatres.

      If we are unable to meet our lease and debt obligations, we could be forced to restructure or refinance our obligations, to seek additional equity financing or to sell assets, which we may not be able to do on satisfactory terms or at all. As a result, we could default on those obligations.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further increase the risks associated with our substantial leverage.

      We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture that governs the old notes and new notes and the terms of our term loan facility do not fully prohibit us or our subsidiaries from doing so. Our revolving credit facility permits additional borrowing of up to $50.0 million and all of those borrowings would rank senior to the new notes and the subsidiary guarantees of the new notes. If we and our subsidiaries incur additional indebtedness, the related risks that we and they now face could intensify.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

      Our ability to make payments on our indebtedness, including these new notes, and to refinance our indebtedness and fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

      Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our revolving credit facility, will be adequate to meet our future liquidity needs for at least the next twelve months.

      We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our revolving credit facility in an amount sufficient to enable us to pay our indebtedness, including the new notes, or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the new notes on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior credit facilities and the new notes, on commercially reasonable terms or at all.

If we do not comply with the covenants in our credit agreements and the indenture that governs the old notes and new notes or otherwise default under them, we may not have the funds necessary to pay all of our indebtedness that could become due.

      Our new term loan credit agreement, our new revolving credit agreement and our indenture that governs the old notes and new notes require us to comply with certain covenants that, among other things, limit our ability to incur additional debt. In particular, our new revolving credit agreement generally prohibits us from incurring additional indebtedness other than purchase money debt or capital leases less than $10.0 million, acquired debt less than $10.0 million or subordinated debt or other unsecured debt less than $2.5 million, in each case subject to compliance with financial covenants. Our new term loan facility generally prohibits us from incurring additional indebtedness other than purchase money debt and capital leases less than $12.5 million, acquired debt of less than $12.5 million and other unsecured debt of up to $7.5 million. In addition, under our new revolving credit agreement, our capital expenditures generally may not exceed $35 million, plus any unused portion carried over from a succeeding year, with certain exceptions. A violation of any of these covenants could cause an event of default under those agreements. If we default under those agreements because of a covenant breach or otherwise, all outstanding amounts could become immediately due and payable. We cannot assure you that we would have sufficient funds to repay all the outstanding amounts, and any acceleration of amounts due under our credit facilities or our indenture that governs the old notes and new notes likely would have a material adverse effect on us.

Your right to receive payments on the new notes is junior to our existing indebtedness and possibly all of our future borrowings. Further, the guarantees of the new notes are junior to all of our guarantors’ existing indebtedness and possibly to all of their future borrowings.

      The new notes and the guarantees of the new notes rank behind all of our and the subsidiary guarantors’ existing indebtedness (other than trade payables) and all of our and their future borrowings (other than trade payables), except any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the new notes and the guarantees of the new notes. As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and senior debt of the guarantors will be entitled to be paid in full and in cash before any payment may be made with respect to the new notes or the guarantees of the new notes.

      In addition, all payments on the new notes and the guarantees of the new notes will be blocked in the event of a payment default on senior debt and may be blocked for up to 179 of 360 consecutive days in the event of certain non-payment defaults on senior debt.

      In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the new notes will participate with trade creditors and all other holders of our and the guarantors’ subordinated indebtedness in the assets remaining after we and the guarantors have paid all of our and their senior debt. However, because the indenture that governs the old notes and new notes requires that amounts otherwise payable to holders of the new notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the new notes may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors and holders of new notes may receive less, ratably, than the holders of our senior debt.

      As of March 31, 2004, the notes and the related guarantees would have been subordinated to $152.8 million of senior debt and approximately $50.0 million was available for borrowing as additional senior debt under our revolving credit facility. We are permitted to borrow substantial additional indebtedness, including senior debt, in the future under the terms of the indenture that governs the old notes and new notes and our senior credit facilities.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture that governs the old notes and new notes.

      Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and special interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes or that restrictions in our senior credit facilities or in the instruments governing future indebtedness we may incur will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture that governs the old notes and new notes.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

      Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

      In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

      On the basis of historical financial information, recent operating history and other factors, we believe that each guarantor, after giving effect to its guarantee of the notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

If an active trading market does not develop for the new notes, you may not be able to resell them.

      The new notes are a new issue of securities for which there is currently no public market. We have been advised by Goldman, Sachs & Co. that as of the date of this prospectus Goldman, Sachs & Co. intends to make a market in the notes. Goldman, Sachs & Co. is not obligated to do so, however, and any market-making activities with respect to the notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended. Because Goldman, Sachs & Co. is our affiliate, Goldman, Sachs & Co. is required to deliver a current “market-making” prospectus and otherwise comply with the registration requirements of the Securities Act in any secondary market sale of the notes. Accordingly, the ability of Goldman, Sachs & Co. to make a market in the notes may, in part, depend on our ability to maintain a current market-making prospectus. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

      We cannot assure you that an active trading market will develop for the new notes. If no active trading market develops, you may not be able to resell your new notes at their fair market value or at all. Future trading prices of the new notes will depend on many factors, including, among other things, our ability to effect the exchange offer, prevailing interest rates, our operating results and the market for similar securities. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for old notes which are not tendered and for tendered-but-unaccepted old notes could be adversely affected due to the limited amount of old notes that are expected to remain outstanding following the exchange offer. Generally, when there are fewer outstanding securities of an issue, there is less demand to purchase that security, which results in a lower price for the security. Conversely, if many old notes are not tendered, or are tendered-but-unaccepted, the trading market for the new notes could be adversely affected. See “Plan of Distribution” and “The Exchange Offer” for further information regarding the distribution of the new notes and the consequences of failure to participate in the exchange offer.

If you do not exchange your old notes for new notes, you will continue to have restrictions on your ability to resell them, which could reduce their value.

      The old notes were not registered under the Securities Act or under the securities laws of any state and may not be resold, offered for resale, or otherwise transferred unless they are subsequently registered or resold pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your old notes for new notes pursuant to the exchange offer, you will not be able to resell, offer to resell, or otherwise transfer the old notes unless they are registered under the Securities Act or unless you resell them, offer to resell them or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, we will no longer be under an obligation to register the old notes under the Securities Act except in the limited circumstances provided in the registration rights agreement.

Risks Related to Our Business and Industry

Our business will be adversely affected if there is a decline in the number of motion pictures available for screening or in the appeal of motion pictures to patrons.

      Our business depends to a substantial degree on the availability of suitable motion pictures for screening in our theatres and the appeal of such motion pictures to patrons in our specific theatre markets. Our results of operations will vary from period to period based upon the number and popularity of the motion pictures we show in our theatres. A disruption in the production of motion pictures by, or a reduction in the marketing efforts of, the major studios and/or independent producers, a lack of motion pictures, the poor performance of motion pictures in general or the failure of motion pictures to attract the patrons in our theatre markets will likely adversely affect our business and results of operations.

We may not generate sufficient cash flow to meet our needs.

      Our ability to service our indebtedness and to fund potential capital expenditures for theatre construction, expansion or renovation will require a significant amount of cash, which depends on many factors beyond our control. Our ability to make scheduled payments of principal, to pay the interest on or to refinance our indebtedness is subject to general industry economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations to meet our needs.

Our business is subject to significant competitive pressures.

      Large multiplex theatres, which we and some of our competitors built, have tended to, and are expected to continue to, draw audiences away from certain older theatres, including some of our theatres. In addition, demographic changes and competitive pressures can lead to the impairment of a theatre. Over the last several years, we and many of our competitors have closed a significant number of theatres. Our competitors or smaller entrepreneurial developers may purchase or lease these abandoned buildings and reopen them as theatres in competition with us.

      We face varying degrees of competition from other motion picture exhibitors with respect to licensing films, attracting customers, obtaining new theatre sites and acquiring theatre circuits. In those areas where real estate is readily available, there are few barriers preventing competing companies from opening theatres near one of our existing theatres. Competitors have built and are planning to build theatres in certain areas in which we operate. In the past, these developments have resulted, and may continue to result, in excess capacity in those areas, adversely affecting attendance and pricing at our theatres in those areas. Even where we are the only exhibitor in a film licensing zone (and therefore do not compete for films), we still may experience competition for patrons from theatres in neighboring zones. There have also been a number of consolidations in the film exhibition industry, and the impact of these consolidations could have an adverse effect on our business if greater size would give larger operators an advantage in negotiating licensing terms.

      Our theatres also compete with a number of other motion picture delivery systems including cable television, pay-per-view, video disks and cassettes, satellite and home video systems. New technologies for motion picture delivery (such as video on demand) could also have a material adverse effect on our business and results of operations. While the impact of these alternative types of motion picture delivery systems on the motion picture exhibition industry is difficult to determine precisely, there is a risk that they could adversely affect attendance at motion pictures shown in theatres.

      Theatres also face competition from a variety of other forms of entertainment competing for the public’s leisure time and disposable income, including sporting events, concerts, live theatre and restaurants.

Our revenues vary significantly depending upon the timing of the motion picture releases by distributors.

      Our business is seasonal, with higher revenues generated during the summer months and year-end holiday season. While motion picture distributors have begun to release major motion pictures more evenly throughout the year, the most marketable motion pictures are usually released during the summer months and the year-end holiday season, and we usually earn more during those periods than in other periods during the year. Additionally, the unexpected emergence of a “hit” film may occur in these or other periods. As a result, the timing of motion picture releases affects our results of operations, which may vary significantly from quarter to quarter and year to year.

We may be unable to fund our additional capital needs.

      Our access to capital may be limited because of our current leverage. In addition, because of our bankruptcy, we may have difficulty obtaining financing for new development on terms that we find attractive. Traditional sources of financing new theatres through landlords may be unavailable for a number of years.

      The opening of large multiplexes by our competitors and the opening of newer theatres with stadium seating in certain of our markets have led us to reassess a number of our theatre locations to determine whether to renovate or to dispose of underperforming locations. Further advances in theatre design may also require us to make substantial capital expenditures in the future or to close older theatres that cannot be economically renovated in order to compete with new developments in theatre design.

      We are subject to restrictions imposed by our lenders that limit the amount of our capital expenditures. As a result, we may be unable to make the capital expenditures that we would otherwise believe necessary. In addition, we cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenue growth will be realized or that future capital will be available for us to fund our capital expenditure needs.

We may be limited in our ability to utilize net operating loss carryforwards to reduce our future tax liability.

      As of December 31, 2003, after utilizing approximately $25.0 million for 2003, we had approximately $90.4 million of federal and state operating loss carryforwards, or NOLs, with which to offset our future taxable income. Section 382 of the Internal Revenue Code of 1986, as amended, imposes an annual limitation on the use of a corporation’s NOLs if the corporation undergoes an “ownership change” during a three year testing period. The sale of our shares in the proposed offering by the selling stockholders described in “Prospectus Summary — Recent Developments” in this prospectus is expected to cause us to undergo an “ownership change” within the meaning of section 382(g). If the selling stockholders offering is consummated, the ownership change would subject our NOLs to an annual use limitation that may restrict our ability to use them to offset our taxable income in periods subsequent to the proposed selling stockholders offering.

      In general, an ownership change occurs if, on any testing date, the beneficial ownership of the corporation by one or more “5-percent stockholders” has increased, in the aggregate, by more than 50 percentage points over the respective lowest ownership percentages of such 5-percent stockholders during the testing period preceding such date. The change in our share ownership that may be caused by the proposed selling stockholders offering, together with the changes in our share ownership that occurred in our February recapitalization, are expected to exceed the 50 percentage point threshold. As a result, the maximum amount of pre-change NOLs that could be used to offset our taxable income in any given post-change year would be limited to the product of (1) the value of our equity immediately prior to the ownership change, subject to certain adjustments, and (2) an applicable federal long-term tax-exempt interest rate (the “tax-exempt AFR”), and would also be increased by certain built-in gains recognized (or treated as recognized) during the five-year period following the ownership change. For this purpose, pursuant to IRS Notice 2003-65, the Company expects that it would be able to treat as recognized built-in gains the excess of (i) the cost recovery deductions that would be allowed to the Company for federal income tax purposes during such five-year period if the tax basis of the Company’s depreciable assets had been stepped up to their fair market value on the date of the ownership change, over (ii) the cost recovery deductions actually allowed to the Company during such period. While the amount of our annual use limitation cannot be determined definitively until the closing of the proposed selling stockholders offering for illustrative purposes only, if we were to use a share price of $35.00 per share to derive our adjusted equity value and apply the tax-exempt AFR published by the Internal Revenue Service for July 2004, and also take into account our estimate of certain amounts that should be treated as recognized built-in gains during the five-year period following the ownership change, our NOLs would become subject to an annual use limitation of approximately $30 million per year during the five-year period following the ownership change and would decrease to approximately $16 million per year thereafter. Any unused limitation would carry over to subsequent taxable years and increase the annual use limitation in such years. The annual use limitation would be pro rated for the post-change period ending on December 31, 2004. Our NOLs can be used to offset our income for the period ending on the date of closing of the proposed selling stockholders offering, if any, without restriction.

      In addition to the ownership change we expect to undergo as a result of the proposed selling stockholders offering, we determined that the issuance of common stock pursuant to our plan of reorganization caused an ownership change in 2002. However, this determination is not free from doubt due to complex legal and factual uncertainties, and arguments can be advanced to support the contrary position. Based on our reported tax treatment, we believe that the special exception in section 382(l)(5) available to debtors in bankruptcy applied, so that our NOLs did not become subject to a section 382 limitation as a result of the stock issuance in our reorganization. If, however, we were to have undergone a second ownership change within two years following our date of reorganization — that is, by January 31, 2004 — and assuming that the stock issuance in our reorganization caused an ownership change, our NOLs would have become subject to a section 382 limitation of zero and their future use effectively would have been eliminated. We do not, however, believe that a second ownership change occurred within such two-year period. If, on the other hand, it were determined that we did not undergo an ownership change as a result of our bankruptcy reorganization, the issuance of our shares in February 2004, together with the change in ownership caused by the stock issuance in the reorganization, would have triggered an ownership change, which would subject our NOLs to an annual use limitation. In that event, however, the proposed selling stockholders offering likely would not produce a second ownership change.

      Future changes in the direct or indirect beneficial ownership of our common stock, which may be beyond our control, could trigger another ownership change and thus further limit, or possibly eliminate altogether, our ability to use these NOLs in subsequent taxable years.

Deterioration in our relationships with any of the major film distributors could adversely affect our access to commercially successful films and could adversely affect our business and results of operations.

      Our business depends to a significant degree on maintaining good relationships with the major film distributors that license films to our theatres. A deterioration in our relationships with any of the major film distributors could adversely affect our access to commercially successful films and adversely affect our business and results of operations. We suffered such a deterioration for a period of time while we were in bankruptcy. When we commenced our bankruptcy, several film distributors ceased supplying us with new film product in light of their claims against us for exhibition fees aggregating approximately $37.2 million. Those film distributors recommenced supplying us with new film product upon our agreeing to pay their claims in full, which we did in 17 weekly installments ending on December 26, 2000.

      Because the distribution of motion pictures is in large part regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases, we cannot ensure a supply of motion pictures by entering into long-term arrangements with major distributors. Rather, we must compete for licenses on a film-by-film and theatre-by-theatre basis and are required to negotiate licenses for each film and for each theatre individually.

Our success depends on our ability to retain key personnel.

      We believe that our success is due in part to our experienced management team. We depend in large part on the continued contribution of our senior management and, in particular, Michael W. Patrick, our President and Chief Executive Officer. Losing the services of one or more members of our senior management could adversely affect our business and results of operations. We entered into a five-year employment agreement with Michael W. Patrick as Chief Executive Officer on January 31, 2002, the term of which extends for one year each December 31, provided that neither we nor Mr. Patrick chooses not to extend the agreement. We maintain no key man life insurance policies for any senior officers or managers, except for a $1.8 million policy covering Mr. Patrick.

We face uncertainties related to digital cinema.

      If a digital cinema roll-out progresses rapidly, we may not have adequate resources to finance the conversion costs. Digital cinema is in an experimental stage in the motion picture exhibition industry. There are multiple parties competing to be the leading manufacturer of digital cinema technology. However, there are significant obstacles to the acceptance of digital cinema, including quality of image and costs. Electronic projectors will require substantial investment in order to re-equip theatres. If the conversion process rapidly accelerates, we may have to raise additional capital to finance the associated conversion costs. The additional capital necessary may not, however, be available to us on terms we deem acceptable.

A prolonged economic downturn could materially affect our business by reducing amounts consumers spend on attending movies.

      Our business depends on consumers voluntarily spending discretionary funds on leisure activities. Movie theatre attendance may be affected by prolonged negative trends in the general economy that adversely affect consumer spending. Any reduction in consumer confidence or disposable income in general may affect the demand for movies or severely impact the motion picture production industry such that our business and operations could be adversely affected.

Compliance with the Americans with Disabilities Act could require us to incur significant capital expenditures and litigation costs in the future.

      The Americans with Disabilities Act of 1990, or the ADA, and certain state statutes and local ordinances, among other things, require that places of public accommodation, including both existing and newly constructed theatres, be accessible to customers with disabilities. The ADA requires that theatres be constructed to permit persons with disabilities full use of a theatre and its facilities. The ADA may also require that certain modifications be made to existing theatres in order to make them accessible to patrons and employees who are disabled. We are subject to a settlement agreement arising from a complaint filed with the U.S. Department of Justice concerning theatres operated by us in Des Moines, Iowa. As a result of the settlement agreement, we removed barriers to accessibility at two Des Moines theatres and distributed to all of our theatre managers a questionnaire designed to assist our central management in identifying existing and potential barriers and determining what steps might be available for removal of such existing and potential barriers.

      We are aware of several lawsuits that have been filed against other motion picture exhibitors by disabled moviegoers alleging that certain stadium seating designs violated the ADA. If we fail to comply with the ADA, remedies could include imposition of injunctive relief, fines, awards for damages to private litigants and additional capital expenditures to remedy non-compliance. Imposition of significant fines, damage awards or capital expenditures to cure non-compliance could adversely affect our business and operating results.

We are subject to other federal, state and local laws which limit the manner in which we may conduct our business; an increase in the federal minimum wage would increase our labor costs.

      Our theatre operations are subject to federal, state and local laws governing matters such as construction, renovation and operation of our theatres as well as wages, working conditions, citizenship and health and sanitation requirements and licensing. While we believe that our theatres are in material compliance with these requirements, we cannot predict the extent to which any future laws or regulations that regulate employment matters will impact our operations. At June 30, 2004, approximately 48% of our hourly employees were paid at the federal minimum wage and, accordingly, the minimum wage largely determines our labor costs for those employees. Increases in the minimum wage will increase our labor costs.

Disruption of our relationship with our primary concession suppliers could harm our margins on concessions.

      We purchase substantially all of our concession supplies, except for beverage supplies, as well as janitorial supplies from Showtime Concession Supply, Inc. and are by far its largest customer. In return for our concession supplies, we pay Showtime Concession at set prices that are based on the type of concession supplied. Our current agreement with Showtime Concession will expire on December 8, 2006. If this relationship were disrupted, we could be forced to negotiate a number of substitute arrangements with alternative vendors that are likely to be, in the aggregate, less favorable to us than the current arrangement.

      We purchase our beverage supplies from The Coca-Cola Company. Our current agreement with The Coca-Cola Company will expire on December 31, 2008. Under the agreement, our beverage supply costs are established by The Coca-Cola Company from time to time. However, in the case of certain price increases, we may terminate the agreement upon 60 days notice. If beverage supply costs increase such that we terminate the agreement and subsequently we are unable to negotiate favorable terms with The Coca-Cola Company or a competing beverage supplier, our margins on concessions may be negatively impacted.

Our development of new theatres poses a number of risks.

      We plan to continue to expand our operations through the development of new theatres and the expansion of existing theatres. Developing new theatres poses a number of risks. Construction of new theatres may result in cost overruns, delays or unanticipated expenses related to zoning or tax laws. Desirable sites for new theatres may be unavailable or expensive, and the markets in which new theatres are located may deteriorate over time. Additionally, the market potential of new theatre sites cannot be precisely determined, and our theatres may face competition in new markets from unexpected sources. Newly constructed theatres may not perform up to our expectations.

      We face significant competition for potential theatre locations and for opportunities to acquire existing theatres and theatre circuits. Because of this competition, we may be unable to add to our theatre circuit on terms we consider acceptable.

If we determine that assets are impaired, we will be required to recognize a charge to earnings.

      The opening of large multiplexes and theatres with stadium seating by us and certain of our competitors has tended to, and is expected to continue to, draw audiences away from certain older theatres, including some of our theatres. In addition, demographic changes and competitive pressures can lead to the impairment of a theatre. Whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable, we review those assets to be held and used in the business for impairment of long-lived assets and goodwill. We also periodically review and monitor our internal management reports and the competition in our markets for indicators of impairment of individual theatres. If we determine that assets are impaired, we are required to recognize a charge to earnings.

      We had impairment charges in four of the last five fiscal years totaling $187.6 million. Our impairment charge recognized for 2001 was significantly larger than in prior years due to the write-off of leasehold improvements on rejected theatres, the impact of closing owned theatres, the diminished value of our entertainment centers and the write-down of surplus equipment removed from closed theatres. Additionally, in 2001 we included equipment in the theatre valuation calculations based on the reduced capital building program in the future, as well as the excess supply of equipment in inventory. We incurred no impairment charge in 2002. For the year ended December 31, 2003, our impairment charge was $1.1 million. There can be no assurance that we will not take additional charges in the future related to the impairment of our assets.

Any weaknesses identified in our internal controls as part of the evaluation being undertaken by us and our independent public accountants pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 could have an adverse effect on our business.

      Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their systems of internal control over financial reporting. In addition, the independent accountants must report on management’s evaluation. We are in the process of documenting and testing our system of internal control over financial reporting to provide the basis for our report. At this time, we are aware that our financial reporting information systems and our point-of-sale information systems require a significant level of manual controls to ensure the accurate reporting of our results of operations and financial position. Upon the completion of our review, certain deficiencies may be discovered that will require remediation. This remediation may require implementing certain information systems operating protocols and/or additional manual controls, the costs of which could have a material adverse effect on our business, financial condition and results of operations. Due to the ongoing evaluation and testing of our internal controls, there can be no assurance that there may not be significant deficiencies or material weaknesses that would be required to be reported. In addition, we expect the evaluation process and any required remediation, if applicable, to increase our accounting, legal and other costs and divert management resources from core business operations.

Our bankruptcy reorganization could harm our business, financial condition and results of operations.

      We estimate that our aggregate liability at June 30, 2004 for general unsecured creditors was approximately $16.3 million. As of June 30, 2004, total accrued interest on these claims was $4.4 million. As of June 30, 2004, all of these claims remained unsettled and subject to ongoing negotiation and possible litigation. The final amounts we pay in satisfaction of the disputed claims will depend on the results of our negotiations and/or litigation. The final amounts paid in connection with these claims could exceed our current estimates, which could reduce our profitability or cause us to incur losses that would impair our ability to make required principal and interest payments on our indebtedness and affect the trading price of our common stock.

      Further, given that we emerged from bankruptcy in January 2002, the perception that we may not be able to meet our obligations in the future could adversely affect our ability to obtain adequate financing, to enter into new leases for theatres or to retain or attract high-quality employees. It could also adversely affect our relationships with our suppliers.

Our business makes us vulnerable to future fears of terrorism.

      If future terrorist incidents or threats cause our customers to avoid crowded settings such as theatres, our attendance would be adversely affected.

USE OF PROCEEDS

      This exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the exchange offer. You will receive, in exchange for old notes validly tendered and accepted for exchange pursuant to the exchange offer, new notes in the same principal amount as such old notes. Old notes validly tendered and accepted for exchange pursuant to the exchange offer will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase of our outstanding debt.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows the ratio of earnings to fixed charges of our company, which includes our subsidiaries, on a consolidated basis. The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. For this purpose, “earnings” include net income (loss) before income taxes and fixed charges (adjusted for interest capitalized during the period). “Fixed charges” include interest, whether expensed or capitalized, amortization of debt issue costs and discount or premium and the portion of rental expense that is representative of the interest factor in these rentals. In 2001, our earnings were inadequate to cover fixed charges by $102.1 million.

	Fiscal Year ended December 31, 2003
						Three Months Ended
	1999	2000	2001	2002	2003	March 31, 2004

Ratio of earnings to fixed charges	0.6x	0.1x	—	0.5x	1.5x	3.7x

CAPITALIZATION

      The following table shows our cash and cash equivalents and total capitalization as of March 31, 2004.

      You should read the following capitalization data in conjunction with “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes and the other financial data included, or incorporated by reference, in this prospectus.

As
March 31,
2004

(in millions)
Cash and cash equivalents	$26.7

Revolving credit facility	—
Term loan facility	99.8
Capital lease obligations and other	53.0
General unsecured claims	19.6
7.500% senior subordinated notes due 2014	148.7 (2)

Total debt(3)	$321.1

Stockholders’ equity
Common stock	$0.4
Additional paid-in capital	305.7
Retained deficit	(88.4)

Total stockholders’ equity	217.6

Total capitalization	$538.7

(1)	As of March 31, 2004, we had $50 million of availability under our revolving credit facility.

(2)	Reflects reduction for de minimis original issue discount.

(3)	As of June 30, 2004, our total debt was $317.1 million. During the three-month period ended June 30, 2004, we repaid $1.0 million of outstanding indebtedness, comprised of $0.3 million under our term loan facility, $0.3 million of long-term trade payables (general unsecured claims) and $0.4 million of capital lease obligations and other long-term debt. Additional reductions in total debt were a result of a change in estimates of remaining general unsecured claims of $3.0 million.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

      The consolidated selected historical financial and other data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the consolidated financial statements and notes thereto and other financial information incorporated by reference into this prospectus. The selected historical financial and other data for each of the four fiscal years in the period ended December 31, 2002 are derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors. The data presented for the fiscal year ended December 31, 2003 is derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent auditors. See “Experts.” The data presented for the three month periods ended March 31, 2003 and March 31, 2004 are derived from our unaudited financial statements and include, in the opinion of management, all adjustments (consisting only of normal recurring accruals and bankruptcy related items) necessary to present fairly the data for such periods. The results for the three month period ended March 31, 2004 are not necessarily indicative of the results to be expected for the full year.

      During the period from August 8, 2000 through January 31, 2002, we operated as a debtor-in-possession under chapter 11 of the bankruptcy code. Our results of operations during the reorganization period were significantly affected by the bankruptcy proceeding and are therefore not comparable in all respects with our results for other periods. In addition, the per share data for all periods prior to 2002 reflect the shares of our previously outstanding classes of common stock, which were cancelled when our reorganization became effective. The results from those periods are not comparable to the year ended December 31, 2003 or the three months ended March 31, 2003 or March 31, 2004, which are based on a different number of shares of our new class of common stock issued when the reorganization became effective.

						Three Months
						Ended
	Year Ended December 31,					March 31,

	1999	2000	2001(1)	2002(1)	2003(1)	2003	2004

	(in millions except operating data)
Statement of Operations Data:
Revenues:
Admissions	$336.0	$315.4	$311.8	$342.8	$332.1	$69.2	$79.5
Concessions and other(2)	148.1	143.9	145.1	163.6	161.0	34.0	37.4

Total revenues(2)	484.1	459.3	457.0	506.5	493.1	103.2	116.9
Costs and expenses:
Film exhibition costs	181.5	185.2	171.2	189.3	180.4	32.4	36.3
Concession costs	19.0	21.0	20.2	19.2	18.0	3.8	4.1
Other theatre operating costs	191.1	194.8	182.1	182.8	181.7	43.3	45.9
General and administrative expenses	7.3	6.9	8.8	15.0	15.3	3.3	3.8
Depreciation and amortization expenses(3)	41.1	43.2	42.2	32.1	31.8	7.7	8.3
Impairment of long-lived assets(4)	33.0	21.3	132.2	—	1.1	—	—
Restructuring charge(4)	(2.7)	—	—	—	—	—	—
Gain on sales of property and equipment(2)	(2.8)	(3.0)	—	(0.7)	(3.0)	(2.4)	(0.3)

Total costs and expenses	467.5	469.3	556.7	437.7	425.3	88.2	98.1

Operating income (loss)	16.6	(10.0)	(99.7)	68.8	67.8	15.0	18.9
Interest expense	36.9	31.0	6.1	102.8	39.8	10.3	7.4
Loss on extinguishment of debt(5)	10.1	—	—	—	—	—	9.6

						Three Months
						Ended
	Year Ended December 31,					March 31,

	1999	2000	2001(1)	2002(1)	2003(1)	2003	2004

	(in millions except operating data)
Income (loss) before reorganization costs and income taxes	(30.4)	(41.0)	(105.8)	(34.0)	28.0	4.7	1.9
Reorganization costs (benefit)	—	7.0	19.5	20.5	(4.1)	0.1	(0.7)

Income (loss) before income taxes	(30.4)	(48.0)	(125.4)	(54.5)	32.1	4.6	2.6
Income tax expense (benefit)	(11.5)	25.5	—	(14.7)	(75.3)	—	1.0

Net income (loss)	$(18.9)	$(73.6)	$(125.4)	$(39.8)	$107.4	$4.6	$1.6

Other Financial Data:
Net cash provided by (used in) operating activities(6)	$59.6	$25.4	$49.4	$15.6	$51.8	$(13.4)	$(20.2)
Net cash provided by (used in) investing activities(6)	$(135.0)	$(15.6)	$(1.0)	$(14.5)	$(12.1)	$3.8	$(2.8)
Net cash provided by (used in) financing activities(6)	$66.6	$47.0	$(6.8)	$(41.7)	$(51.9)	$(4.0)	$8.5
Capital expenditures	$140.5	$44.9	$9.2	$18.0	$18.8	1.3	3.4
EBITDA(7)	65.7	26.2	(77.0)	80.4	103.6	22.6	26.1
Adjusted EBITDA(7)	97.9	$50.7	$64.9	$98.7	$106.8	23.9	28.4
Operating Data:
Theatres at period end(8)	458	352	323	308	299	304	291
Screens at period end(8)	2,848	2,438	2,333	2,262	2,253	2,251	2,219
Average screens in operation	2,753	2,643	2,386	2,274	2,252	2,258	2,229
Average screens per theatre	6.2	6.9	7.2	7.3	7.5	7.4	7.6
Total attendance (in thousands)	74,518	67,804	64,621	69,997	67,189	14,249	15,502
Average ticket price	$4.51	$4.65	$4.83	$4.90	$4.93	$4.85	$5.13
Average concession sales per patron	$1.84	$1.98	$2.10	$2.17	$2.18	$2.14	$2.17

	As of December 31,					As of March 31,

	1999	2000(1)	2001(1)	2002(1)	2003	2003	2004

	(in millions)
Balance Sheet Data (at end of period):
Cash and cash equivalents (deficit)	$(4.2)	$52.5	$94.2	$53.5	$41.2	$39.8	$26.7
Property and equipment, net(4)	666.2	621.2	460.1	438.3	420.8	429.4	416.1
Total assets	794.4	761.3	618.1	556.7	604.3	534.0	591.3
Total debt(9)	470.3	52.0	49.7	418.8	376.4	414.3	302.7
Liabilities subject to compromise	—	529.2	508.1	37.4	21.5	37.3	19.6
Retained earnings (deficit)	45.0	(30.1)	(155.5)	(195.3)	(87.9)	(190.8)	(88.4)
Total stockholders’ equity	$204.2	$129.1	$3.7	$13.2	$126.6	$14.2	$217.6

(1)	See notes 1, 2 and 3 of notes to audited annual consolidated financial statements, incorporated herein by reference, with respect to our bankruptcy and financial reporting in accordance, with Statement of Position 90-7. See note 2 of notes to audited annual consolidated financial statements, incorporated herein by reference, with respect to reorganization costs incurred while in bankruptcy. See note 11 of notes to audited annual consolidated financial statements, incorporated herein by reference, for income taxes relative to valuation allowances for deferred income tax debits.

(2)	Gain on sales of property and equipment, which is included in concessions and other revenues in the audited annual consolidated financial statements for the years ended December 31, 1999, 2000, 2001 and 2002, is not included in concessions and other revenues in the foregoing table, but has been separately stated.

(3)	Goodwill amortization of $1.7 million, $1.5 million and $1.5 million is included for the years ended December 31, 1999, 2000 and 2001, respectively.

(4)	See notes 1 and 4 of notes to audited annual consolidated financial statements, incorporated herein by reference, with respect to impairments of long-lived assets and restructuring charges.

(5)	For 1999, loss on extinguishment of debt has been reclassified from an extraordinary item, net of tax, in our audited consolidated financial statements in accordance with SFAS 145. On February 4, 2004, we finalized a refinancing of our debt, which caused the write-off of $1.8 million of loan fees related to our post-bankruptcy credit facilities and a pre-payment premium on the retirement of our 10 3/8% senior subordinated notes of $7.8 million.

(6)	See the audited consolidated statements of cash flows for the years ended December 31, 2001, 2002 and 2003 and the unaudited consolidated statements of cash flows for the three months ended March 31, 2003 and 2004 incorporated herein by reference.

(7)	EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures. We define Adjusted EBITDA as net income (loss) plus (a) interest expense, (b) income and franchise taxes, (c) depreciation and amortization expense, (d) impairment charges, (e) non-cash charges arising from the grant of stock to management, (f) written-off costs relating to stock offerings, (g) non-cash reorganization costs, (h) restructuring charges and (i) non-cash charges relating to the loss on extinguishment of debt. Adjusted EBITDA as calculated by us is not necessarily comparable to similarly titled measures reported by other companies. Our Adjusted EBITDA is different from EBITDA (which is defined as earnings before interest, taxes, depreciation and amortization) because we add back franchise taxes, impairment charges, non cash charges arising from the grant of stock options to management, written-off costs relating to stock offerings, non-cash reorganization costs, restructuring charges and non-cash charges relating to the loss on extinguishment of debt. We use Adjusted EBITDA as a measure to determine our compliance with certain covenants under our new term loan credit agreement and our new revolving credit agreement. In addition, we believe that EBITDA and Adjusted EBITDA are important supplemental measures of our ability to incur and service debt and our capacity for making capital expenditures. Further, we believe that EBITDA and Adjusted EBITDA are used by analysts and investors to help evaluate our overall performance and as comparative measures of operating performance in the motion picture exhibition industry.

However, EBITDA and Adjusted EBITDA: (a) do not represent net income or cash flow from operations as defined by generally accepted accounting principles; (b) are not necessarily indicative of cash available to fund our cash flow needs; and (c) should not be considered as alternatives to operating income, net income (loss), net cash provided by (used in) operating activities or our other financial information determined under generally accepted accounting principles.

We believe the line on our consolidated statement of cash flows entitled net cash provided by (used in) operating activities is the most directly comparable GAAP measure to EBITDA and Adjusted EBITDA. The following table reconciles EBITDA and Adjusted EBITDA on a consolidated basis to the line on our consolidated statement of cash flows entitled net cash provided by (used in) operating activities for the periods presented in the table above:

						Three Months
	Year Ended December 31,					Ended March 31,

	1999	2000	2001	2002	2003	2003	2004

	(in millions)
Net cash provided by (used in) operating activities	$59.6	$25.4	$49.4	$15.6	$51.8	$(13.4)	$(20.2)
Changes in operating assets, liabilities and other	(12.4)	(1.7)	8.6	(6.8)	10.2	24.3	31.9
Gain on sales of property and equipment	2.8	3.0	—	0.7	3.0	2.4	0.3
Reorganization items	—	(3.0)	(9.1)	(13.5)	5.9	0.3	2.0
Non-cash deferred compensation	—	—	—	(3.6)	(6.0)	(1.3)	(1.4)
Deferred income taxes	7.0	(23.0)	—	—	75.3	—	(0.9)
Recoverable income taxes	5.8	(5.8)	—	—	—	—	—
Premium paid on retirement of notes(a)	9.0	—	—	—	—	—	7.8
Non-cash portion of loss on extinguishment of debt(a)	(1.0)	—	—	—	—	—	(1.8)
Interest expense	36.8	31.0	6.1	102.8	39.8	10.3	7.4
Income tax expense (benefit)	(11.5)	25.5	—	(14.7)	(75.3)	—	1.0
Impairment of long-lived assets	(33.0)	(21.3)	(132.2)	—	(1.1)	—	—
Restructuring charges	2.7	0.8	—	—	—	—	—
Other	(0.1)	(4.8)	—	—	—	—	—

EBITDA	65.7	26.2	(77.0)	80.4	103.6	22.6	26.1
Franchise taxes	0.9	1.0	0.6	0.6	0.9	0.3	0.3
Impairment of long-lived assets(b)	33.0	21.3	132.2	—	1.1	—	—
Non-cash deferred compensation(c)	—	—	—	3.6	6.0	1.3	1.4
Written-off costs related to proposed public offering(d)	—	—	—	0.6	—	—	—

Non-cash reorganization costs(e)	—	3.0	9.1	13.5	(4.8)	(0.3)	(1.2)
Restructuring charges(f)	(2.7)	(0.8)	—	—	—	—	—
Non-cash portion of loss on extinguishment of debt(a)	1.0	—	—	—	—	—	1.8
Adjusted EBITDA	$97.9	$50.7	$64.9	$98.7	$106.8	$23.9	$28.4

(a)	In connection with the tender for, or redemption of, outstanding senior notes, we paid pre-payment premiums of $9 million and $7.8 million in 1999 and the three months ended March 31, 2004, respectively. Our loss on extinguishment of debt for 1999 includes the write-off of deferred debt fees of approximately $1 million. Our loss on extinguishment of debt for March 31, 2004 includes a write-off of loan fees related to our post-bankruptcy credit facilities of $1.8 million.

(b)	The impairment charge of $132.2 million in 2001 was primarily related to the rejection of 136 theatre leases during our reorganization under chapter 11 of the bankruptcy code, the decrease in value of our two entertainment centers, surplus equipment removed from our rejected and remaining theatres and decreases in the fair market values of our owned property. The impairment charges of $21.3 million and $33.0 million in 2000 and 1999, respectively, were primarily caused by reductions in estimated theatre cash flow due to the impact of competition on older theatres and theatre operating results. The impairment charge of $1.1 million in 2003 was primarily caused by reductions in estimated theatre cash flows due to the impact of new or increased competition on certain older, auditorium-style theatres, negative evaluation of the operating results produced from theatres previously converted to discount theatres and our inability to improve a marginal theatre’s operating results to a level that would support the carrying value of the long-lived asset.

(c)	The $3.6 million, $6.0 million, $1.3 million and $1.4 million stock-based employee compensation expense in 2002, 2003 and the three months ended March 31, 2003 and 2004, respectively, is related to grants of stock in the aggregate amount of 1,000,000 shares to our chief executive officer and seven other members of senior management that vest over a three-year period beginning in January 2005.

(d)	This charge relates to approximately $0.6 million in fees and expenses from our proposed offering of common stock in July 2002.

(e)	Reorganization costs include non-cash changes in estimates to outstanding disputed claims related to our reorganization under chapter 11 of the bankruptcy code.

(f)	In December 1998, our board of directors approved a restructuring plan involving the closure or disposition of a group of theatres in certain markets. We recognized a charge in 1998 of approximately $34.7 million to establish reserves for the future cash expenditures related to the restructuring plan. During June of 1999, we decreased our estimate of the total costs associated with the restructuring plan by $2.7 million because a lessor initiated an early buyout of a lease, which provided savings for the lease payments, utilities and other associated lease costs. During 2000, we negotiated a settlement with a lessor that eliminated future payments under the terms of the lease in exchange for theatre equipment and leasehold improvements. As a result, we reduced our reorganization reserve by $755,000.

(8)	Includes 28 theatres and 116 screens that we closed in 1999 as part of our 1998 restructuring plan. In addition, these amounts include 109 theatres and 519 screens that we closed upon approval of the bankruptcy court as follows: 84 theatres and 394 screens through December 31, 2000; an additional 17 theatres and 81 screens through December 31, 2001; and an additional eight theatres and 44 screens through December 31, 2002.

(9)	Includes current maturities of long-term indebtedness and capital lease obligations; excludes long-term trade payables and liabilities subject to compromise.

THE EXCHANGE OFFER

Purpose And Effect Of The Exchange Offer

      We sold the old notes on February 4, 2004, pursuant to a purchase agreement, dated as of January 29, 2004, between us and Goldman, Sachs & Co., Bear Stearns & Co. Inc., UBS Securities LLC, Harris Nesbitt Corp. and Jefferies & Company, Inc., who we refer to in this prospectus as the initial purchasers. The initial purchasers subsequently sold the old notes to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in reliance on Rule 144A and to non-U.S. persons located outside the U.S. under Regulation S under the Securities Act.

      As a condition to the initial sale of the old notes, we and the initial purchaser entered into a registration rights agreement dated as of February 4, 2004. Pursuant to the registration rights agreement, we agreed to:

•	file a registration statement under the Securities Act with respect to the new notes with the SEC on or prior to May 4, 2004;

•	use all commercially reasonable efforts to cause the registration statement to become effective under the Securities Act on or prior to August 2, 2004; and

•	unless the exchange offer would not be permitted by applicable law or SEC policy, commence the exchange offer and use all commercially reasonable efforts to issue and exchange on or prior to 30 business days, or longer if required by federal securities laws, after the date on which the registration statement was declared effective by the SEC, new notes for all old notes that have been properly tendered and not withdrawn on or prior to the expiration of the exchange offer.

      We are making the exchange offer to comply with our contractual obligations under the registration rights agreement. Except under limited circumstances described under “Description of New Notes — Registration Rights; Special Interest,” upon completion of the exchange offer, our obligations with respect to the registration of the old notes will terminate.

      We agreed to issue and exchange the new notes for all old notes validly tendered and not validly withdrawn before the expiration of the exchange offer. We are sending this prospectus, together with the letter of transmittal, to all the beneficial holders known to us. For each old note validly tendered to us pursuant to the exchange offer and not validly withdrawn, the holder will receive a new note having a principal amount equal to that of the tendered old note. A copy of the registration rights agreement has been filed as an exhibit to the registration statement which includes this prospectus. The registration statement is intended to satisfy some of our obligations under the registration rights agreement.

      The term “holder” with respect to the exchange offer means any person in whose name old notes are registered on the trustee’s books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by The Depository Trust Company, which we refer to as the Depositary or DTC, who desires to deliver the old note by book-entry transfer at DTC.

Resale of the New Notes

      We believe that you will be allowed to resell the new notes to the public without registration under the Securities Act, and without delivering a prospectus that satisfies the requirements of Section 10 of the Securities Act, if you can make the representations set forth below under “— Procedures for Tendering Old Notes.” However, if you intend to participate in a distribution of the new notes, are a broker-dealer that acquired the old notes from us in the initial offering with an intent to distribute those notes and not as a result of market-making activities or are an “affiliate” of us as defined in Rule 405 of the Securities Act, you will not be eligible to participate in the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of your notes.

      We base our view on interpretations by the staff of the SEC in no-action letters issued to other issuers in exchange offers similar to ours. However, we have not asked the SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, you cannot be sure that the SEC will treat it in the same way it has treated other exchange offers in the past.

      A broker-dealer that has acquired old notes as a result of market-making or other trading activities has to deliver a prospectus in order to resell any new notes it receives for its own account in the exchange offer. This prospectus may be used by such broker-dealer to resell any of its new notes. We have agreed in the registration rights agreement to send this prospectus to any broker-dealer that requests copies for a period ending upon the earlier of 180 days after the consummation of the exchange offer “or such time as such broker-dealers no longer own any new notes. See “Plan of Distribution” for more information regarding broker-dealers.

      The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which this exchange offer or the acceptance of the exchange offer would not be in compliance with the securities or blue sky laws.

      The exchange offer is not subject to any federal or state regulatory requirements other than securities laws.

Terms of the Exchange Offer

      General. Based on the terms and conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not validly withdrawn on or before the expiration date.

      As soon as practicable after the exchange offer registration statement being declared effective, we will offer the new notes in exchange for tenders of the old notes. Subject to the minimum denomination requirements of the new notes, we will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes validly tendered pursuant to the exchange offer and not validly withdrawn on or before the expiration date. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in amounts that are integral multiples of $1,000 principal amount. Interest on each new note will accrue:

(1) from the later of:

•	the last interest payment date on which interest was paid on the old note tendered in exchange therefore; or

•	if the old note is tendered for exchange on a date in a period which includes the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment date; or

(2) if no interest has been paid on such old note, from the original issue date of such old note.

      The form and terms of the new notes are the same as the form and terms of the old notes except that:

•	the new notes will be registered under the Securities Act and, therefore, the new notes will not bear legends restricting the transfer of the new notes;

•	holders of the new notes will not be entitled to any of the exchange offer provisions under the registration rights agreement, which rights will terminate upon the consummation of the exchange offer, or to the special interest provisions of the registration rights agreement; and

•	the new notes will not have the right to earn special interest under circumstances relating to our registration obligations.

      The new notes of a particular series will evidence the same indebtedness as the old notes, and will be issued under, and be entitled to the benefits of, the same indenture that governs the old notes. As a result, both the new notes and the old notes will be treated as a single series of debt securities under the indenture. For a description of the indenture, see “Description of New Notes.”

      The exchange offer does not depend on any minimum aggregate principal amount of old notes being tendered for exchange. As of the date of this prospectus, $150,000,000 in aggregate principal amount of the old notes is outstanding, all of which is registered in the name of Cede & Co., as nominee for DTC. Solely for reasons of administration, we have fixed the close of business on July 20, 2004 as the record date for the exchange offer for purposes of determining the persons to whom we will initially mail this prospectus and the letter of transmittal. There will be no fixed record date for determining holders of the old notes entitled to participate in this exchange offer and all holders of old notes may tender their old notes.

      As a holder of old notes, you do not have any appraisal or dissenters’ rights or any other right to seek monetary damages in court or the indenture governing the notes as a result of the exchange offer. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and the related rules and regulations of the SEC. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and interest on these notes will continue to accrue at a rate equal to 7.500% per year.

      We will be deemed to have accepted validly tendered old notes if and when we give oral or written notice of our acceptance to Wells Fargo Bank, National Association, which is acting as the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purpose of receiving the new notes from us.

      If you validly tender old notes in the exchange offer, you will not be required to pay brokerage commissions or fees. In addition, subject to the instructions in the letter of transmittal, you will not have to pay transfer taxes for the exchange of old notes. We will pay all charges and expenses in connection with the exchange offer, other than certain applicable taxes described under “— Fees and Expenses.”

Expiration Date; Extensions; Amendments

      The “expiration date” means 5:00 p.m., New York City time, on August 31, 2004, unless we extend the exchange offer, in which case the expiration date is the latest date and time to which we extend the exchange offer. We do not currently intend to extend the exchange offer. However, if we elect to extend the exchange offer on one or more occasions, we will not extend the exchange offer for more than an aggregate of 30 days.

      In order to extend the exchange offer, we will:

•	notify the exchange agent of any extension by oral or written communication; and

•	issue a press release or other public announcement, which will report the approximate number of old notes tendered, before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

      During any extension of the exchange offer, all old notes previously validly tendered and not validly withdrawn will remain subject to the exchange offer.

      We reserve the right:

•	to delay accepting any old notes;

•	to amend the terms of the exchange offer in compliance with the provisions of the Exchange Act;

•	to extend the exchange offer; or

•	if, in the opinion of our counsel, the consummation of the exchange offer would violate any law or interpretation of the staff of the SEC, to terminate or amend the exchange offer by giving oral or written notice to the exchange agent.

      Any delay in acceptance, extension, termination, or amendment will be followed as soon as practicable by a press release or other public announcement. If we amend the exchange offer in a manner that we determine constitutes a material change, we will promptly disclose that amendment by means of a prospectus supplement that will be distributed to the registered holders of the old notes, and we will extend the exchange offer for a period of time that we will determine in compliance with the Exchange Act, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would have otherwise expired.

      In all cases, issuance of the new notes for old notes that are accepted for exchange will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal or a book-entry confirmation with an agent’s message, in each case, with all other required documents. However, we reserve the right to waive any conditions of the exchange offer which we, in our reasonable discretion, determine are not satisfied or any defects or irregularities in the tender of old notes. If we do not accept any tendered old notes for any reason set forth in the terms and conditions of the exchange offer or if you submit old notes for a greater principal amount than you want to exchange, we will return the unaccepted or non-exchanged old notes to you, or substitute old notes evidencing the unaccepted or non-exchanged portion, as appropriate. See “— Return of Old Notes.” We will deliver new notes issued in exchange for old notes validly tendered and accepted for exchange, and we will return any old notes not accepted for exchange for any reason, to the applicable tendering holder promptly.

Procedures for Tendering Old Notes

      If you wish to tender old notes you must:

•	complete and sign the letter of transmittal or send a timely confirmation of a book-entry transfer of old notes to the exchange agent;

•	have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal; and

•	mail or deliver the required documents to the exchange agent at its address set forth in the letter of transmittal for receipt on or before the expiration date.

      In addition, either:

•	certificates for old notes must be received by the exchange agent along with the letter of transmittal;

•	a timely confirmation of a book-entry transfer of old notes into the exchange agent’s account at DTC, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent on or before the expiration date; or

•	you must comply with the procedures described below under “— Guaranteed Delivery Procedures.”

      If you do not validly withdraw your tender of old notes on or before the expiration date, it will indicate an agreement between you and our company that you have agreed to tender the old notes, in accordance with the terms and conditions in the letter of transmittal.

      THE METHOD OF DELIVERY OF OLD NOTES, THE LETTER OF TRANSMITTAL, AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE. DO NOT SEND ANY LETTER OF TRANSMITTAL OR OLD NOTES TO US. YOU MAY REQUEST THAT YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY, OR OTHER NOMINEE EFFECT DELIVERY OF YOUR OLD NOTES FOR YOU.

      If you beneficially own the old notes and you hold those old notes through a broker, dealer, commercial bank, trust company, or other nominee and you want to tender your old notes, you should contact that nominee promptly and instruct it to tender your old notes on your behalf.

      Generally, an eligible institution must guarantee signatures on a letter of transmittal unless:

•	you tender your old notes as the registered holder (a registered holder means any participant in DTC whose name appears on a security listing as the owner of old notes) and the new notes issued in exchange for your old notes are to be issued in your name and delivered to you at your registered address appearing on the security register for the old notes; or

•	you tender your old notes for the account of an eligible institution.

      An “eligible institution” means:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor institution” as defined by Rule 17Ad-15 under the Exchange Act.

      In each instance, the eligible institution must be a member of one of the signature guarantee programs identified in the letter of transmittal in order to guarantee signatures on a letter of transmittal.

      If the new notes or unexchanged old notes are to be delivered to an address other than that of the registered holder appearing on the security register for the old notes, an eligible institution must guarantee the signature on the letter of transmittal.

      Tendered old notes will be deemed to have been received as of the date when:

•	the exchange agent receives a properly completed and signed letter of transmittal accompanied by the tendered old notes or a confirmation of book-entry transfer of such old notes into the exchange agent’s account at DTC with an agent’s message; or

•	the exchange agent receives a notice of guaranteed delivery from an eligible institution.

      Issuances of new notes in exchange for old notes tendered pursuant to a notice of guaranteed delivery or letter to similar effect by an eligible institution will be made only against submission of a duly signed letter of transmittal, and any other required documents, and deposit of the tendered old notes, or confirmation of a book-entry transfer of such old notes into the exchange agent’s account at DTC pursuant to the book-entry procedures described below.

      We will make the final determination regarding all questions relating to the validity, form, eligibility, including time of receipt of tenders and withdrawals of tendered old notes, and our determination will be final and binding on all parties.

      We reserve the absolute right to reject any and all old notes improperly tendered. We will not accept any old notes if our acceptance of them would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities, or conditions of tender as to any particular old note. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of old notes on or before the expiration date. Although we intend to notify holders of defects or irregularities in connection with tenders of old notes, neither we, the exchange agent, nor anyone else will incur any liability for failure to give that notice.

      Tenders of old notes will not be deemed to have been made until any defects or irregularities have been cured or waived. All conditions of the exchange offer will be satisfied or waived prior to the expiration of the exchange offer. We will not waive any condition of the exchange offer with respect to any noteholder unless we waive such condition for all noteholders.

      We have no current plan to acquire, or to file a registration statement to permit resales of any old notes that are not validly tendered pursuant to the exchange offer. However, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date. To the extent permitted by law, we also reserve the right to purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any future purchases or offers could differ from the terms of the exchange offer.

      Pursuant to the letter of transmittal, if you elect to tender old notes in exchange for new notes, you must exchange, assign, and transfer the old notes to us and irrevocably constitute and appoint the exchange agent as your true and lawful agent and attorney-in-fact with respect to the tendered old notes, with full power of substitution, among other things, to cause the old notes to be assigned, transferred, and exchanged. By executing the letter of transmittal, you make the representations and warranties set forth below to us. By executing the letter of transmittal you also promise, on our request, to execute and deliver any additional documents that we consider necessary to complete the exchange of old notes for new notes as described in the letter of transmittal.

      Under existing interpretations of the SEC contained in several no-action letters to third parties, we believe that the new notes will be freely transferable by the holders after the exchange offer without further registration under the Securities Act; provided, however, that each holder who wishes to exchange its old notes for new notes will be required to represent:

•	that the holder has full power and authority to tender, exchange, assign, and transfer the old notes tendered;

•	that we will acquire good title to the old notes being tendered, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sale agreements, or other obligations relating to their sale or transfer, and not subject to any adverse claim when we accept the old notes;

•	that the holder is acquiring the new notes in the ordinary course of your business;

•	that the holder is not participating in and does not intend to participate in a distribution of the new notes;

•	that the holder has no arrangement or understanding with any person to participate in the distribution of the new notes;

•	that the holder is not an “affiliate,” as defined in Rule 405 under the Securities Act, of us; and that if the holder is a broker-dealer and it will receive new notes for its own account in exchange for old notes that it acquired as a result of market-making activities or other trading activities, it will deliver a prospectus in connection with any resale of the new notes.

      If you cannot make any of these representations, you will not be eligible to participate in the exchange offer, you should not rely on the interpretations of the staff of the SEC in connection with the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of your notes.

      Participation in the exchange offer is voluntary. You are urged to consult your financial and tax advisors in deciding whether to participate in the exchange offer.

Return of Old Notes

      If any old notes are not accepted for any reason described in this prospectus, or if old notes are validly withdrawn or are submitted for a greater principal amount than you want to exchange, the exchange agent will return the unaccepted, withdrawn, or non-exchanged old notes to you or, in the case of old notes tendered by book-entry transfer, into an account for your benefit at DTC, unless otherwise provided in the letter of transmittal. The old notes will be credited to an account maintained with DTC promptly.

Book Entry Transfer

      The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. To validly tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Transfer Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that (1) DTC has received an express acknowledgment from the participant in DTC tendering the old notes that the participant has received, (2) the participant agrees to be bound by the terms of the letter of transmittal and (3) we may enforce this agreement against the participant.

      A tender of old notes through a book-entry transfer into the exchange agent’s account at DTC will only be effective if an agent’s message or the letter of transmittal with any required signature guarantees and any other required documents are transmitted to and received by the exchange agent at its address set forth in the letter of transmittal for receipt on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

      If you wish to tender your old notes and (1) your old notes are not immediately available so that you can meet the expiration date deadline, (2) you cannot deliver your old notes or other required documents to the exchange agent on or before the expiration date, or (3) the procedure for book-entry transfer cannot be completed on or before the expiration date, you may nonetheless participate in the exchange offer if:

•	you tender your notes through an eligible institution;

•	on or before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery substantially in the form provided by us, by mail or hand delivery, showing the name and address of the holder, the name(s) in which the old notes are registered, the certificate number(s) of the old notes, if applicable, and the principal amount of old notes tendered; the notice of guaranteed delivery must state that the tender is being made by the notice of guaranteed delivery and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, together with the certificate(s) representing the old notes, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other required documents, will be delivered by the eligible institution to the exchange agent; and

•	the properly executed letter of transmittal, as well as the certificate(s) representing all tendered old notes, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

      Unless old notes are tendered by the above-described method and deposited with the exchange agent within the time period set forth above, we may, at our option, reject the tender. The exchange agent will send you a notice of guaranteed delivery upon your request if you want to tender your old notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders of Old Notes

      You may withdraw your tender of old notes at any time on or before the expiration date.

      To withdraw old notes tendered in the exchange offer, the exchange agent must receive a written notice of withdrawal at its address set forth below on or before the expiration date. Any notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers, if applicable, and principal amount of the old notes;

•	contain a statement that the holder is withdrawing the election to have the old notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal used to tender the old notes; and

•	specify the name in which any old notes are to be registered, if different from that of the registered holder of the old notes and, unless the old notes were tendered for the account of an eligible institution, the signatures on the notice of withdrawal must be guaranteed by an eligible institution. If old notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC.

      We will make the final determination on all questions regarding the validity, form, eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any old notes validly withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued in exchange unless the old notes so withdrawn are validly tendered again. Properly withdrawn old notes may be tendered again by following one of the procedures described above under “— Procedures for Tendering Old Notes” at any time on or before the expiration date. Any old notes that are not accepted for exchange will be returned at no cost to the holder or, in the case of old notes tendered by book-entry transfer, into an account for your benefit at DTC pursuant to the book-entry transfer procedures described above, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Additional Obligations

      We may be required, under certain circumstances, to file a shelf registration statement. See “Registration Rights.” In any event, we are under a continuing obligation, for a period of up to 180 days after the consummation of the exchange offer, or such longer period as provided by the registration rights agreement, to keep the registration statement of which this prospectus is a part effective and to provide copies of the latest version of this prospectus to any broker-dealer that requests copies for use in a resale, subject to our ability to suspend the use of such prospectus under certain conditions as described in the registration rights agreement and as described below under “Description of New Notes — Registration Rights.”

Conditions of the Exchange Offer

      Notwithstanding any other term of the exchange offer, or any extension of the exchange offer, we may terminate the exchange offer before acceptance of the old notes if in our reasonable judgment:

•	the exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC;

•	any action or proceeding has been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with or complete the exchange offer or any material adverse development has occurred, with respect to us; or

•	we have not obtained any governmental approval which we deem necessary for the consummation of the exchange offer.

      If we, in our reasonable discretion, determine that any of the above conditions is not satisfied, we may:

•	refuse to accept any old notes and return all tendered old notes to the tendering holders;

•	extend the exchange offer and retain all old notes tendered on or before the expiration date, subject to the holders’ right to withdraw the tender of the old notes; or

•	waive any unsatisfied conditions regarding the exchange offer and accept all properly tendered old notes that have not been withdrawn. If this waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of prospectus supplement that will be distributed to the registered holders of the old notes, and we will extend the exchange offer for a period of time that we will determine, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would have otherwise expired.

      All conditions to the exchange offer will be satisfied or waived prior to the expiration of the exchange offer. We will not waive any conditions of the exchange offer with respect to any noteholder unless we waive such condition for all noteholders.

      If we fail to consummate the exchange offer or file, have declared effective or keep effective a shelf registration statement within time periods specified by the registration rights agreement, we may be required to pay additional interest in respect of the old notes. See “Registration Rights.”

Exchange Agent

      We have appointed Wells Fargo Bank, National Association as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent at the following addresses:

By Registered and Certified Mail	By Overnight Courier	By Hand Delivery
or Regular Mail:
Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.	Wells Fargo Bank, N.A.
Corporate Trust Operations	Corporate Trust Operations	Northstar East Building
Sixth & Marquette Avenue	Sixth & Marquette Avenue	608 2nd Avenue South
MAC N9303-121	MAC N9303-121	12th Floor — Corporate Trust Services
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402
Attention:	Attention:	Attention:
Bondholder Communications	Bondholder Communications	Bondholder Communications

or

Facsimile: 612-667-6282

Telephone: 800-344-5128

Fees and Expenses

      We will pay all expenses incurred in connection with the performance of our obligations in the exchange offer, including registration fees, fees and expenses of the exchange agent, the transfer agent and registrar, and printing costs, among others.

      We will also bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone, or in person by our officers and regular employees or by officers and employees of our affiliates. No additional compensation will be paid to any officers and employees who engage in soliciting tenders.

      We have not retained any dealer-manager or other soliciting agent for the exchange offer and will not make any payments to brokers, dealers, or others soliciting acceptance of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for related, reasonable out-of-pocket expenses. We may also reimburse brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses they incur in forwarding copies of this prospectus, the letter of transmittal and related documents.

      We will pay all transfer taxes, if any, applicable to the exchange of the old notes. If, however, new notes, or old notes for principal amounts not tendered or accepted for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange, then the amount of any transfer taxes will be payable by the person tendering the notes. If you do not submit satisfactory evidence of payment of those taxes or exemption from payment of those taxes with the letter of transmittal, the amount of those transfer taxes will be billed directly to you.

Consequences of Failure To Exchange

      Old notes that are not exchanged will remain “restricted securities” within the meaning of Rule 144(a)(3) of the Securities Act. Accordingly, they may not be offered, sold, pledged or otherwise transferred except:

•	to us or to any of our subsidiaries;

•	inside the United States to a qualified institutional buyer in compliance with Rule 144A under the Securities Act;

•	inside the United States to an institutional accredited investor that, before the transfer, furnishes to the trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of the old notes, the form of which you can obtain from the trustee and an opinion of counsel acceptable to us and the trustee that the transfer complies with the Securities Act;

•	outside the United States in compliance with Rule 904 under the Securities Act;

•	pursuant to the exemption from registration provided by Rule 144 under the Securities Act, if available;

•	in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel, if we so request; or

•	pursuant to an effective registration statement under the Securities Act.

      The liquidity of the old notes could be adversely affected by the exchange offer. See “Risk Factors — If an active trading market does not develop for the new notes, you may not be able to resell them.” Following consummation of the exchange offer, we will not be required to register under the Securities Act any old notes that remain outstanding except in the limited circumstances in which we are obligated to file a shelf registration statement pursuant to the registration rights agreement. Interest on any old notes for certain holders of old notes not eligible to participate in the exchange offer not tendered or otherwise accepted for exchange in the exchange offer will continue to accrue at a rate equal to 7.500% per year.

Accounting Treatment

      For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. We will amortize the expenses of the exchange offer and the unamortized expenses related to the issuance of the old notes over the remaining term of the notes.

DESCRIPTION OF OTHER INDEBTEDNESS

Revolving Credit Facility

      On February 4, 2004, we entered into a new revolving credit facility with Goldman Sachs Credit Partners L.P. as sole lead arranger, sole book runner and sole syndication agent and Wells Fargo Foothill, Inc. as administrative agent and collateral agent. The revolving credit facility provides for borrowings of up to $50.0 million. The interest rate for borrowings under the new revolving credit facility is set from time to time at our option (subject to certain conditions set forth in the new revolving credit facility) at either: (1) a specified base rate plus 2.25% or (2) LIBOR plus 3.25% per annum. The final maturity date of the facility is August 4, 2008.

      The new revolving credit facility contains covenants which, among other things, limit our ability, and that of our restricted subsidiaries, to:

•	pay dividends or make any other restricted payments;

•	create liens on our assets;

•	make certain investments;

•	dispose of interests in our subsidiaries;

•	consolidate, merge, transfer or sell assets or acquire properties or businesses;

•	enter into transactions with our affiliates; and

•	engage in any sale-leaseback or similar transaction involving any of our assets.

      Our new revolving credit facility generally prohibits us from incurring additional indebtedness or materially amending the terms of any agreement relating to existing indebtedness without lender approval. In particular, our new revolving credit agreement generally prohibits us from incurring additional indebtedness other than purchase money debt or capital leases less than $10.0 million, acquired debt less than $10.0 million or subordinated debt or other unsecured debt less than $2.5 million, in each case subject to compliance with financial covenants. In addition, under our new revolving credit agreement our capital expenditures generally may not exceed $35 million per year, plus any unused portion carried over from a preceding year, with certain exceptions. The new revolving credit facility also contains financial covenants that require us to maintain specified ratios of consolidated total debt to Adjusted EBITDA (no greater than 4.50 to 1.00) and Adjusted EBITDA to consolidated cash interest expense (not less than 2.00 to 1.00). The terms governing each of these ratios are defined in the new revolving credit facility. See “Selected Historical Financial and Other Data” for a discussion of Adjusted EBITDA and the reconciliation of Adjusted EBITDA to net cash provided by operating activities.

      Our failure to comply with any of these covenants, including compliance with the financial ratios, is an event of default under the new revolving credit facility, in which case, the agent may, and if requested by the lenders holding a certain minimum percentage of the commitments shall, terminate the new revolving credit facility with respect to additional advances and may declare all or any portion of the obligations due and payable. Other events of default under the new revolving credit facility include:

•	our failure to pay principal or interest on the loans when due and payable, or our failure to pay certain expenses;

•	the occurrence of a change of control, as defined in the agreement; or

•	a breach or default by us or our subsidiaries under the new term loan facility, the indenture relating to the notes or other debt exceeding $2.5 million in any single case, or $5.0 million in the aggregate.

      Borrowings under the new revolving credit facility are secured by first priority security interests in substantially all of our tangible and intangible assets, including the capital stock of our subsidiaries. All of our subsidiaries guaranteed our obligations under the new revolving credit facility.

Term Loan Facility

      On February 4, 2004, we entered into a new term loan facility with Goldman Sachs Credit Partners L.P. as sole lead arranger, sole book runner and sole syndication agent and National City Bank as administrative agent and collateral agent. The new term loan facility provides for borrowings of $100.0 million, which were drawn on the closing of the facility. The interest rate for the borrowings under the new term loan facility is equal to, at our option, (1) a specified base rate plus 2.25% or (2) LIBOR plus 3.25% per annum. The final maturity date of the loan is February 4, 2009. Under the facility we are required to make annual principal amortization payments of $1.0 million or $250,000 per quarter.

      The new term loan facility contains certain negative covenants that, among other things, limit our ability, and that of our restricted subsidiaries to:

•	pay dividends or make any other restricted payments;

•	create liens on our assets;

•	make certain investments;

•	dispose of interests in our subsidiaries;

•	consolidate, merge, transfer or sell assets or acquire properties or businesses;

•	enter into transactions with our affiliates; and

•	engage in any sale-leaseback or similar transaction involving any of our assets.

      Under our new term loan facility, we are generally permitted to incur additional debt so long as we maintain a ratio of Adjusted EBITDA to consolidated fixed charges of greater than or equal to 2.00 to 1.00. Notwithstanding this limitation, we are also permitted to incur other indebtedness, including purchase money debt and capital leases less than $12.5 million, acquired debt of less than $12.5 million and other unsecured debt of up to $7.5 million.

      The lenders under the new term loan facility have a second priority security interest in substantially all our tangible and intangible assets, including the capital stock of our subsidiaries. All of the security interests and liens that secure the new term loan facility are junior and subordinate to the liens and security interests of the collateral agent under the new revolving facility. Our subsidiaries guaranteed our obligations under the new term loan facility.

      We may voluntarily pre-pay the term loan, in whole or in part, at (1) 103.0% of the amount repaid if such repayment occurs on or prior to the first anniversary of the closing of the new term loan facility; (2) 102.0% of the amount repaid if such repayment occurs after the first anniversary but before the second anniversary; (3) 101.0% of the amount repaid if such repayment occurs after the second anniversary but before the third anniversary and (4) 100% of the amount repaid if such repayment occurs after the third anniversary.

      Upon a change in control, as defined in the term loan facility agreement, subject to certain exceptions, we are required to offer to repurchase from each lender all or any portion of each lender’s term loans at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

CERTAIN RELATIONSHIPS AND RELATED

PARTY TRANSACTIONS

      We have an aircraft lease agreement dated July 1, 1983, with C. Patrick LLC of which C.L. Patrick is the owner. The lease expired on June 17, 2004 and since that time we have continued leasing the plane on a month-to-month basis. Mr. Patrick was a director of the company until April 23, 2002, and is the father of Michael W. Patrick and Carl L. Patrick, Jr. Pursuant to the aircraft lease agreement, as amended, we paid $183,406 in the year ended December 31, 2003. We believe that this transaction is on terms no less favorable to us than terms available from unaffiliated parties in arm’s-length transactions.

      Richard A. Friedman is head of the Merchant Banking Division of Goldman, Sachs & Co., which manages the GS Limited Partnerships on behalf of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. Elizabeth C. Fascitelli is a managing director of Goldman, Sachs & Co. and Kenneth A. Pontarelli is a vice president of Goldman, Sachs & Co. Goldman, Sachs & Co. and its subsidiaries have provided investment banking and related financial services to us in the past and are expected to provide similar services in the future. Goldman, Sachs & Co. served as the sole book-runner in our public offering of common stock which was completed on February 4, 2004, for which it received customary fees and provided services to us in connection with our debt refinancing as described below.

      On February 4, 2004, we entered into a new $50.0 million senior secured first priority 54-month revolving credit facility and a $100.0 million senior secured second priority five-year term loan facility with, among others, Goldman Sachs Credit Partners L.P., an affiliate of Goldman, Sachs & Co. Goldman Sachs Credit Partners L.P. served as sole lead arranger, sole book-runner and sole syndication agent on the facilities, for which it received upfront facility fees in the aggregate amount of $3.375 million, a significant portion of which was paid out to other lenders in conjunction with the syndication of the facilities. Both facilities were fully syndicated on February 4, 2004. As of June 30, 2004, neither Goldman Sachs Credit Partners L.P. nor Goldman, Sachs & Co. held any of the indebtedness outstanding under the facilities.

      In addition, on February 4, 2004, Goldman, Sachs & Co. acted as an initial purchaser and as the sole lead book-runner, for which it received customary fees, in the private placement of $150.0 million of our old notes. As of June 30, 2004, Goldman, Sachs & Co. did not hold any of our old notes.

      In a series of transactions beginning in early 2002, Goldman Sachs Credit Partners L.P. acquired approximately $33.8 million of indebtedness outstanding under our post-bankruptcy term loan credit agreement, which we entered into on January 31, 2002 as part of the refinancing of our bank debt pursuant to our reorganization. Approximately $25 million of this amount was subject to a financing transaction with an unaffiliated third party. As part of the financing transaction, Goldman Sachs Credit Partners L.P. was effectively required to pass through to the third party any payments it received on the term loan less an interest charge. This financing transaction was subsequently unwound. As of February 4, 2004, Goldman Sachs Credit Partners L.P. held approximately $5.2 million of indebtedness outstanding under the post-bankruptcy term loan credit agreement. On February 4, 2004 we repaid all amounts outstanding under the post-bankruptcy term loan credit agreement.

LEGAL PROCEEDINGS

      From time to time, we are involved in routine litigation and legal proceedings in the ordinary course of our business, such as personal injury claims, employment matters, contractual disputes and claims alleging ADA violations. Currently, we do not have pending any litigation or proceedings that we believe will have a material adverse effect, either individually or in the aggregate, upon us. In addition, we emerged from bankruptcy under chapter 11 on January 31, 2002.

      Five current and three former employees at one of our theatres recently filed charges of discrimination against us with the U.S. Equal Employment Opportunity Commission, or the EEOC. These employees alleged that they were sexually harassed by a supervisor over a nine month period in 2003. Unknown to us during the time he was employed by Carmike, the supervisor had a criminal record relating to indecent liberties with a minor. On June 18, 2004, the EEOC issued determinations and invitations to conciliate in connection with all eight charges. In each of the eight cases, the EEOC determined that there is reasonable cause to believe that the charging parties, as well as the other male employees at the theatre during the nine month period, were subjected to a sexually hostile work environment in violation of Title VII of the Civil Rights Act of 1964. We recently participated in a conciliation with the EEOC, the charging parties and their counsel. However, none of the charges or the potential class claims were resolved during the conciliation. The EEOC has yet to determine whether to file a lawsuit against us on behalf of the charging parties and possible additional putative class members or to issue right-to-sue notices to the charging parties.

      We are prepared to defend these claims vigorously and believe that resolution of these claims will not have a material adverse effect on our business or financial position. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may have a material adverse effect on our results of operations in a particular period. Subsequent to June 30, 2004, but in the process of closing the second quarter, we established an accrual for potential liabilities in connection with this matter.

DESCRIPTION OF NEW NOTES

      You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Carmike” refers only to Carmike Cinemas, Inc. and not to any of its subsidiaries. The form and terms of the new notes and the old notes are substantially identical, except that the transfer restrictions, interest rate increase provisions and exchange offer provisions applicable to the old notes do not apply to the new notes. References in this section to the “notes” are references to both the old notes and the new notes.

      The old notes were and the new notes will be issued under an indenture dated as of February 4, 2004 among itself, the Guarantors and Wells Fargo Bank, National Association, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

      The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and the registration rights agreement are available as set forth below under “— Additional Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

      The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture.

Brief Description of the Notes and the Note Guarantees

The Notes

      The notes will be:

•	general unsecured obligations of Carmike;

•	subordinated in right of payment to all existing and future Senior Debt of Carmike;

•	pari passu in right of payment with any future senior subordinated Indebtedness of Carmike; and

•	unconditionally guaranteed by the Guarantors.

The Note Guarantees

      The notes are guaranteed by all of the Domestic Subsidiaries of Carmike that are Restricted Subsidiaries.

      Each Guarantee of the notes will be:

•	a general unsecured obligation of each Guarantor;

•	subordinated in right of payment to all existing and future Senior Debt of each Guarantor; and

•	pari passu in right of payment with any future senior subordinated Indebtedness of each Guarantor.

      As of March 31, 2004, Carmike and the Guarantors had total Senior Debt of approximately $152.8 million. As indicated above and as discussed in detail below under the caption “— Subordination,” payments on the notes and under these Guarantees will be subordinated to the payment of Senior Debt. The indenture will permit us and the Guarantors to incur additional Senior Debt.

      As of the date of this prospectus, all of our Subsidiaries are “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to most of the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not guarantee the notes.

Principal, Maturity and Interest

      Carmike initially issued $150.0 million in aggregate principal amount of notes in the offering. Carmike may issue additional notes under the indenture from time to time after this offering. Any issuance of additional notes is subject to all of the covenants in the indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of preferred stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Carmike will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on February 15, 2014.

      Interest on the notes will accrue at the rate of 7.500% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2004. Carmike will make each interest payment to the holders of record on the immediately preceding February 1 and August 1.

      Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

      For so long as the notes remain in the form of a global security, we will pay all principal, interest and premium and Special Interest, if any, on the notes to the applicable depository or its nominee as the registered holder of the global security representing the notes. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless Carmike elects to make interest payments by check mailed to the note holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

      The trustee will initially act as paying agent and registrar. Carmike may change the paying agent or registrar without prior notice to the holders of notes, and Carmike or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      A holder of notes may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder of notes, among other things, to furnish appropriate endorsements and transfer documents and Carmike may require a holder of notes to pay any taxes and fees required by law or permitted by the indenture. Carmike is not required to transfer or exchange any note selected for redemption. Also, Carmike is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Note Guarantees

      Each of Carmike’s current and future Domestic Subsidiaries will jointly and severally guarantee the notes on a senior subordinated basis. Each Note Guarantee will be subordinated to the prior payment in full of all Senior Debt of that Guarantor. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.”

      A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than Carmike or another Guarantor, unless:

(1) immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indenture, its Note Guarantee and the registration rights agreement pursuant to a supplemental indenture reasonably satisfactory to the trustee; or

(b) the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the indenture.

      The Note Guarantee of a Guarantor will be released:

(1) upon the sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) Carmike or a Restricted Subsidiary of Carmike, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(2) upon the sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) Carmike or a Restricted Subsidiary of Carmike, if the sale or other disposition does not violate the “Asset Sale” provisions of the indenture;

(3) if Carmike designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture;

(4) upon legal defeasance or satisfaction and discharge of the indenture as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge;”

(5) upon the merger or dissolution of a Restricted Subsidiary that is a Guarantor into Carmike or another Guarantor; or

(6) upon the release by the holders of the Indebtedness of Carmike or any Restricted Subsidiary that is a Guarantor of their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), at such time as (a) no other Indebtedness of Carmike (other than the notes) or any other Restricted Subsidiary has been guaranteed by such Restricted Subsidiary, or (b) the holders of all such other Indebtedness that is guaranteed by such Restricted Subsidiary also release their guarantee by such Restricted Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness).

Subordination

      The payment of any obligation on the notes will be subordinated to the prior payment in full of all Senior Debt of Carmike, including Senior Debt incurred after the date of the indenture.

      The holders of Senior Debt will be entitled to receive payment in full, in cash or Cash Equivalents, of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt) before the holders of notes will be entitled to receive any payment with respect to the notes (except that holders of notes may receive and retain Permitted Junior Securities and payments made from either of the trusts described under “— Legal

Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge”), in the event of any distribution to creditors of Carmike:

(1) in a liquidation or dissolution of Carmike;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Carmike or its property;

(3) in an assignment for the benefit of creditors; or

(4) in any marshaling of Carmike’s assets and liabilities.

      Neither Carmike nor any Guarantor may make any payment in respect of the notes (except in Permitted Junior Securities or from the trusts described under “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge”) if:

(1) a payment default on Designated Senior Debt occurs and is continuing; or

(2) any other default occurs and is continuing on any series of Designated Senior Debt that permits holders of that series of Designated Senior Debt to accelerate its maturity and the trustee receives a notice of such default (a “Payment Blockage Notice”) from Carmike or the holders of any Designated Senior Debt.

      Payments on the notes may and will be resumed:

(1) in the case of a payment default, upon the date on which such default is cured or waived; and

(2) in the case of a nonpayment default, upon the earlier of the date (a) on which such nonpayment default is cured or waived, or (b) 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated; and

(3) in either case, upon the earlier of the payment in full of the obligations outstanding under, and the satisfaction and discharge or defeasance of, such Designated Senior Debt.

      No new Payment Blockage Notice may be delivered unless and until:

(1) 360 days have elapsed since the receipt of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal, interest and premium and Special Interest, if any, on the notes that have come due have been paid in full in cash.

      No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

      If the trustee or any holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from the trusts described under “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge”) when:

(1) the payment is prohibited by these subordination provisions; and

(2) the trustee or the holder has actual knowledge that the payment is prohibited,

the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the written request of the holders of Senior Debt, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative.

      Carmike must promptly notify holders of Designated Senior Debt if payment on the notes is accelerated because of an Event of Default.

      As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Carmike or any of the Guarantors, holders of notes may recover less ratably than creditors of Carmike who are holders of Senior Debt. As a result of the obligation to deliver amounts received in trust to holders of Senior Debt, holders of notes may recover less ratably than trade creditors of Carmike. See “Risk Factors — Your right to receive payments on the notes is junior to our existing indebtedness and possibly all of our future borrowings. Further, the guarantees of the new notes are junior to all of our guarantor’s existing indebtedness and possibly to all of their future borrowings.”

Optional Redemption

      At any time prior to February 15, 2007, Carmike may at its option on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 107.500% of the principal amount thereof, plus accrued and unpaid interest and Special Interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture remain outstanding immediately after the occurrence of such redemption (excluding notes held by Carmike and its Subsidiaries); and

(2) the redemption occurs within 90 days of the date of the closing of such Equity Offering.

      At any time prior to February 15, 2009, Carmike may also, on any one or more occasions, redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest, if any, to, the redemption date, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date.

      On or after February 15, 2009, Carmike may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ prior notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below subject to the rights of holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage

2009	103.750%
2010	102.500%
2011	101.250%
2012 and thereafter	100.000%

      Unless Carmike defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

      Carmike may acquire notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisitions do not otherwise violate the terms of the indenture.

Mandatory Redemption

      Carmike is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

      If a Change of Control occurs, unless Carmike has exercised its right to redeem the notes as described under the caption “— Optional Redemption,” each holder of notes will have the right to require Carmike to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that holder’s notes pursuant to the offer described below (the “Change of Control Offer”) on the terms set forth in the indenture. In the Change of Control Offer, Carmike will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, Carmike will mail a notice to each holder of notes describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed pursuant to the procedures required by the indenture and described in such notice. Carmike will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

      To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Carmike will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

      On the Change of Control Payment Date, Carmike will, to the extent lawful:

(1) accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Carmike.

      The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder of notes a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

      Prior to complying with any of the provisions of this “Change of Control” covenant, but in any event within 90 days following a Change of Control, Carmike will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of notes required by this covenant. Carmike will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

      The provisions described above that require Carmike to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders of notes to require that Carmike repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

      Carmike will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Carmike and purchases all notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price.

      The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Carmike and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require Carmike to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Carmike and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

      Carmike will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) Carmike (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Asset Sale by Carmike or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on Carmike’s most recent consolidated balance sheet, of Carmike or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Note Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Carmike or such Restricted Subsidiary from further liability;

(b) any securities, notes or other obligations received by Carmike or any such Restricted Subsidiary from such transferee that are converted by Carmike or such Restricted Subsidiary into cash within 90 days of the closing of the Asset Sale, to the extent of the cash received in that conversion; and

(c) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

      Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Carmike (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1) to repay Senior Debt;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business (including by means of a merger, consolidation or other business combination permitted under the indenture), if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of Carmike;

(3) to make a capital expenditure; or

(4) to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

      Pending the final application of any Net Proceeds, Carmike and any Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

      Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, within 30 business days thereof, Carmike will make an offer (an “Asset Sale Offer”) to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount of the notes being repurchased plus accrued and unpaid interest and Special Interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Carmike may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

      Carmike will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Carmike will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

      The agreements governing Carmike’s outstanding Senior Debt place certain restrictions on Carmike with respect to purchasing any notes, and also provide that certain change of control or asset sale events with respect to Carmike would constitute a default under certain of these agreements. Any future credit agreements or other agreements relating to Senior Debt to which Carmike becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when Carmike is prohibited from purchasing notes, Carmike could seek the consent of certain of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If Carmike does not obtain such a consent or repay such borrowings, Carmike will remain prohibited from purchasing notes. In such case, Carmike’s failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

Selection and Notice

      If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

      No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

      If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Restricted Payments

      Carmike will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of Carmike’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving Carmike or any of its Restricted Subsidiaries) or to the direct or indirect holders of Carmike’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Carmike and other than dividends or distributions payable to Carmike or a Restricted Subsidiary of Carmike);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving Carmike) any Equity Interests of Carmike or any direct or indirect parent of Carmike;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of Carmike or any Guarantor that is contractually subordinated to the notes or the Note Guarantees (excluding any intercompany Indebtedness between or among Carmike and any of its Restricted Subsidiaries), except a payment of interest or principal at the Stated Maturity thereof; or

(4) make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing; and

(2) Carmike would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Carmike and its Restricted Subsidiaries since the date of the indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10), and (11) of the next succeeding paragraph) is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of Carmike for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of Carmike’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net proceeds, including the fair market value of the property other than cash, received by Carmike since the date of the indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of Carmike (other than in connection with the Concurrent Equity Offering and other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Carmike that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Carmike); plus

(c) to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any); plus

(d) to the extent that any Unrestricted Subsidiary of Carmike, designated as such after the date of the indenture, is redesignated as a Restricted Subsidiary or merges into a Restricted Subsidiary or transfers its assets to a Restricted Subsidiary after the date of the indenture, the lesser of (i) the Fair Market Value of Carmike’s Investment in such Subsidiary as of the date of such redesignation or (ii) such Fair Market Value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary after the date of the indenture; plus

(e) 50% of any dividends received by Carmike or a wholly-owned Restricted Subsidiary of Carmike that is a Guarantor after the date of the indenture from an Unrestricted Subsidiary of Carmike, to the extent that such dividends were not otherwise included in the Consolidated Net Income of Carmike for such period.

      The preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the indenture;

(2) the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of Carmike) of, Equity Interests of Carmike (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to Carmike; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (3)(b) of the preceding paragraph;

(3) the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of Carmike or any Guarantor that is contractually subordinated to the notes or to any Note Guarantee with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of Carmike to the holders of its Equity Interests on a pro rata basis;

(5) so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Carmike or any Restricted Subsidiary of Carmike held by any current or former officer, director or employee of Carmike or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement, employment agreement or similar agreement or upon the death, disability or termination of employment or directorship of such person; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $4.0 million in any calendar year (excluding any repurchases, redemptions, acquisitions or retirements funded with the proceeds of any life insurance policy or policies maintained by Carmike or under which Carmike is the beneficiary); provided further, however, that Carmike may carry over and make in any subsequent calendar year, in addition to amounts permitted for such calendar year, the amount of such repurchases, redemptions, acquisitions or retirements for value permitted to have been made but not made in any preceding calendar years up to a maximum of $12.0 million in any calendar year;

(6) the repurchase of Equity Interests deemed to occur upon (a) the exercise of stock options, warrants or rights to the extent such Equity Interests represent a portion of the exercise price of those stock options, warrants or rights and (b) the withholding of a portion of such Equity Interests to pay taxes associated therewith;

(7) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock or preferred stock of Carmike or any Restricted Subsidiary of Carmike issued on or after the date of the indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “— Incurrence of Indebtedness and Issuance of preferred stock;”

(8) so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of cash dividends on a pro rata basis to holders of Carmike’s common stock in respect of any fiscal quarter; provided, however, that any such dividends declared and paid pursuant to this clause (8) shall not exceed $12.0 million in any calendar year; provided further, however, that Carmike may carry over and make in any subsequent calendar year, in addition to amounts permitted for such calendar year, the amount of dividends permitted to have been made but not made in any preceding calendar years;

(9) payments and distributions to stockholders pursuant to appraisal rights required under applicable law in connection with any consolidation, merger or transfer of assets that complies with the covenant described under the caption “— Merger, Consolidation or Sale of Assets;”

(10) the purchase of fractional shares of Equity Interests of Carmike or any Restricted Subsidiary arising out of stock dividends, splits or combinations or business combinations or the payment of cash in lieu of the issuance of fractional shares in connection with the exercise of stock options, warrants or rights or other securities convertible into or exercisable for Capital Stock of Carmike; and

(11) other Restricted Payments in an aggregate principal amount not to exceed $25.0 million since the date of the indenture.

      The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Carmike or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of Carmike whose resolution with respect thereto will be delivered to the trustee.

Incurrence of Indebtedness and Issuance of Preferred Stock

      Carmike will not, and will not permit any of its Restricted Subsidiaries to, directly, or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt) and Carmike will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue preferred stock; provided, however, that Carmike may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for Carmike’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four quarter period.

      The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of Disqualified Stock or preferred stock, as applicable (collectively, “Permitted Debt”):

(1) the incurrence by Carmike and any Guarantor of additional Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1)(with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Carmike and its Restricted Subsidiaries thereunder) not to exceed the greater of

(a) $175.0 million or (b) 35.0% of the Consolidated Net Tangible Assets of Carmike and its Restricted Subsidiaries;

(2) the incurrence by Carmike and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by Carmike and the Guarantors of Indebtedness represented by the old notes and the related Note Guarantees which were issued on the date of the indenture and the Exchange Notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence by Carmike or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment (whether through the direct purchase of assets or through the purchase of the Capital Stock of any Person owning such assets) used in the business of Carmike or any of its Restricted Subsidiaries, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed, at any time outstanding, the greater of (a) $25.0 million or (b) 5.0% of the Consolidated Net Tangible Assets of Carmike and its Restricted Subsidiaries;

(5) the incurrence by Carmike or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (15) of this paragraph;

(6) the incurrence by Carmike or any of its Restricted Subsidiaries of obligations with respect to letters of credit securing obligations entered into in the ordinary course of business to the extent such letters of credit are not drawn upon or, if drawn upon, such drawing is reimbursed within five business days following receipt of a demand for reimbursement;

(7) the incurrence by Carmike or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Carmike and any of its Restricted Subsidiaries; provided, however, that:

(a) if Carmike or any Guarantor is the obligor on such Indebtedness and the payee is not Carmike or a Guarantor, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the notes, in the case of Carmike, or the Note Guarantee, in the case of a Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Carmike or a Restricted Subsidiary of Carmike and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either Carmike or a Restricted Subsidiary of Carmike, will be deemed, in each case, to constitute an incurrence of such Indebtedness by Carmike or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (7);

(8) the issuance by any of Carmike’s Restricted Subsidiaries to Carmike or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than Carmike or a Restricted Subsidiary of Carmike, and

(b) any sale or other transfer of any such preferred stock to a Person that is not either Carmike or a Restricted Subsidiary of Carmike,

will be deemed, in each case, to constitute an issuance of such preferred stock by Carmike or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (8);

(9) the incurrence by Carmike or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business or required by the Credit Facilities;

(10) the guarantee by Carmike or any of the Guarantors of Indebtedness of Carmike or Indebtedness of a Restricted Subsidiary of Carmike that was permitted to be incurred by another provision of this covenant; provided,that if the Indebtedness being guaranteed is subordinated to or pari passu with the notes, then the Guarantee shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(11) the incurrence by Carmike or any of the Guarantors of Indebtedness in respect of workers’ compensation claims, health, disability and other employee benefits or property, casualty or liability insurance or self-insurance obligations, bankers’ acceptances, performance, completion and surety bonds or guarantees, and similar types of obligations in the ordinary course of business;

(12) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Carmike or any of its Restricted Subsidiaries pursuant to such agreements, in each case incurred in connection with the disposition of any business, assets or Subsidiaries of Carmike (other than guarantees of Indebtedness or other obligations incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiaries of Carmike for the purpose of financing such acquisition) in a principal amount not to exceed the gross proceeds, including non-cash proceeds, actually received by Carmike or any of its Restricted Subsidiaries in connection with such disposition; provided, however, that such Indebtedness is not reflected on the balance sheet of Carmike or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (12));

(13) the incurrence by Carmike or any of the Guarantors of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business;

(14) the incurrence by Carmike or any of its Restricted Subsidiaries of Acquired Debt; provided that, in the case of any such incurrence of Acquired Debt, such Acquired Debt was incurred by the prior owner of such assets or such Restricted Subsidiary prior to such acquisition by Carmike or one of its Restricted Subsidiaries and was not incurred in connection with, or in contemplation of, the acquisition by Carmike or one of its Restricted Subsidiaries; and provided further that the aggregate amount of Acquired Debt incurred under this clause (14) does not exceed $15.0 million; and

(15) the incurrence by Carmike or the Guarantors of additional Indebtedness or the issuance of Disqualified Stock by Carmike or preferred stock by any Restricted Subsidiary in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (15), not to exceed $25.0 million.

      For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Carmike will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

      The outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall not be double counted.

      The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Carmike as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that Carmike or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or values of currencies.

      The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

No Layering of Debt

      Carmike will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to any Senior Debt of Carmike and senior in right of payment to the notes. No Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to any Senior Debt of such Guarantor and senior in right of payment to such Guarantor’s Note Guarantee. No such Indebtedness will be considered to be senior by virtue of being secured on a first or junior priority basis.

Liens

      Carmike will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness or trade payables upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Subsidiaries

      Carmike will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to Carmike or any of its Restricted Subsidiaries;

(2) make loans or advances to Carmike or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to Carmike or any of its Restricted Subsidiaries.

      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements in effect on the date of the indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the encumbrances or restrictions contained in any such amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, than those contained in agreements in place on the date of the indenture;

(2) the indenture, the notes and the Note Guarantees;

(3) applicable law, rule, regulation or order;

(4) any instrument governing Indebtedness or Capital Stock of a Person acquired by Carmike or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those instruments; provided that the encumbrances or restrictions contained in any such amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, than those contained in instruments in effect on the date of such acquisition;

(5) customary non-assignment provisions in leases, contracts, licenses and other agreements entered into in the ordinary course of business;

(6) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(7) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending the sale or other disposition;

(8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9) Liens permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10) provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements entered into with the approval of Carmike’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(11) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(12) contracts for sales of assets permitted by the provisions described under the caption above entitled “— Assets Sales” with respect to the assets to be sold pursuant to such contracts; and

(13) security agreements or mortgages securing Indebtedness of a Restricted Subsidiary permitted under the indenture to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages.

Merger, Consolidation or Sale of Assets

      Carmike will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not Carmike is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of Carmike and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) Carmike is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Carmike) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Carmike) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Carmike under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) Carmike or the Person formed by or surviving any such consolidation or merger (if other than Carmike), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, (a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) have a Fixed Charge Coverage Ratio equal to or greater than such ratio for Carmike and its Restricted Subsidiaries for Carmike’s most recently ended four full fiscal quarters for which internal financial statements are available.

      In addition, Carmike will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

      This “Merger, Consolidation or Sale of Assets” covenant will not apply to:

(1) a merger of Carmike with an Affiliate solely for the purpose of reincorporating Carmike in another jurisdiction; or

(2) any consolidation or merger, or any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among Carmike and its Restricted Subsidiaries.

Transactions with Affiliates

      Carmike will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of Carmike (each, an “Affiliate Transaction”), unless:

(1) the Affiliate Transaction is on terms that are no less favorable to Carmike or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by Carmike or such Restricted Subsidiary with an unrelated Person; and

(2) Carmike delivers to the trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution of the Board of Directors of Carmike set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Carmike; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25.0 million, an opinion as to the fairness to Carmike or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an Independent Financial Advisor.

      The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any employment or compensation agreement or arrangement, stock option, stock benefit or other employee benefit plan or arrangement, officer or director indemnification agreement or any similar arrangement entered into by Carmike or any of its Restricted Subsidiaries in the ordinary course of business and payments pursuant thereto;

(2) transactions between or among Carmike and/or its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary as a result of any such transaction);

(3) transactions with a Person (other than an Unrestricted Subsidiary of Carmike) that is an Affiliate of Carmike solely because Carmike owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of directors’ fees to Persons who are not otherwise employees of Carmike;

(5) any issuance of Equity Interests (other than Disqualified Stock) of Carmike to Affiliates of Carmike;

(6) Restricted Payments that do not violate the provisions of the indenture described above under the caption “— Restricted Payments;”

(7) payments by Carmike or any of its Restricted Subsidiaries to PIA or its Affiliates made for any financial advisory, financing, underwriting, dealer/manager or placement services or in respect of other investment banking or similar services, including, without limitation, in connection with acquisitions or divestitures, which payments are approved by a majority of the Board of Directors in good faith;

(8) transactions in which Carmike or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to Carmike or such Restricted Subsidiary from a financial point of view or that it is on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction on an arms-length basis from a person that is not an Affiliate;

(9) the existence of, or the performance by Carmike or any of its Restricted Subsidiaries of its obligations under the terms of, any Stockholders Agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the date of the indenture;

(10) loans or advances to employees or consultants in the ordinary course of business of Carmike or its Restricted Subsidiaries;

(11) transactions pursuant to or contemplated by any agreement of Carmike or any Restricted Subsidiary as in effect as of the date of the indenture, or any amendment thereto or any replacement agreements so long as any such amendment or replacement agreement is not more disadvantageous to the holders in any material respect than the original agreement as in effect on the date of the indenture;

(12) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the indenture, which are fair to Carmike or its Restricted Subsidiaries, or are on terms, taken as a whole, at least as favorable as might reasonably have been obtained at that time from a person who is not an Affiliate; and

(13) in the case of joint ventures in which Carmike or any Restricted Subsidiary has an interest, so long as the other parties to the joint venture that are not Affiliates of Carmike own at least 50% of the equity of such joint venture, transactions between such joint venture and Carmike or any Restricted Subsidiary.

Additional Note Guarantees

      If Carmike or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary after the date of the indenture, then that newly acquired or created Domestic Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided, however, this covenant shall not apply to any Subsidiary that has been properly designated as an Unrestricted Subsidiary in accordance with the covenant described under the subheading “— Designation of Restricted and Unrestricted Subsidiaries” for so long as it continues to constitute an Unrestricted Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

      The Board of Directors of Carmike may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by Carmike and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or under the definition of Permitted Investments, as determined by Carmike. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Carmike may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Payments for Consent

      Carmike will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all holders of notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

      Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, Carmike will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Carmike were required to file such reports; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Carmike were required to file such reports.

      All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Carmike’s consolidated financial statements by Carmike’s certified independent accountants. In addition, Carmike will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

      If, at any time, Carmike is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Carmike will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. Carmike will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept Carmike’s filings for any reason, Carmike will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if Carmike were required to file those reports with the SEC.

      If Carmike has designated any of its Significant Subsidiaries or any group of Subsidiaries, which, taken together, would constitute a Significant Subsidiary, as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of Carmike and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of Carmike.

      In addition, Carmike and the Guarantors agree that, for so long as any notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

      Each of the following is an Event of Default:

(1) default for 30 days in the payment when due of interest (including Special Interest) on the notes whether or not prohibited by the subordination provisions of the indenture;

(2) default in payment when due of the principal of, or premium, if any, on the notes, whether or not prohibited by the subordination provisions of the indenture;

(3) failure by Carmike or any of its Restricted Subsidiaries to comply with the provisions described under the captions “Repurchase at the Option of Holders of Notes — Change of Control,” “Repurchase at the Option of Holders of Notes — Asset Sales” or “Certain Covenants — Merger, Consolidation or Sale of Assets;”

(4) failure by Carmike or any of its Restricted Subsidiaries for 60 days after written notice has been given to Carmike by the trustee or to Carmike and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding to comply with any of the other agreements in the indenture;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Carmike or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Carmike or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a) is caused by a failure to pay principal on such Indebtedness at its final stated maturity prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more;

(6) failure by Carmike or any of its Significant Restricted Subsidiaries to pay final judgments aggregating in excess of $20.0 million, which judgments are not covered by insurance and not paid, discharged or stayed for a period of 60 consecutive days after such judgment becomes final, and an enforcement proceeding has been commenced by any creditor upon such judgment or decree, which is not promptly stayed;

(7) except as permitted by the indenture, the Note Guarantee of any Significant Restricted Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any such Guarantor, or any Person acting on behalf of any Guarantor that is a Significant Restricted Subsidiary, shall deny or disaffirm its obligations under its Note Guarantee; and

(8) certain events of bankruptcy or insolvency described in the indenture with respect to Carmike or any of its Significant Restricted Subsidiaries.

      In the case of an Event of Default described in clause (8) above, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of notes of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

      Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of notes of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest and Special Interest, if any) if it determines that withholding notice is in their interest.

      Subject to the provisions of the indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest or Special Interest, if any, when due, no holder of a note may pursue any remedy with respect to the indenture or the notes unless:

(1) such holder has previously given the trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding notes have requested the trustee to pursue the remedy;

(3) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(4) the trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) holders of a majority in aggregate principal amount of the then outstanding notes have not given the trustee a direction inconsistent with such request within such 60-day period.

      The holders of notes of a majority in aggregate principal amount of the notes then outstanding by written notice to the trustee may on behalf of the holders of all of the notes rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture, except a continuing Default or Event of Default in the payment of interest or premium or Special Interest on, or the principal of, the notes.

      Carmike is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Carmike is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

      No director, officer, employee, incorporator or stockholder of Carmike or any Guarantor, as such, shall have any liability for any obligations of Carmike or the Guarantors under the notes, the indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      Carmike may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium or Special Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) Carmike’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee, and Carmike’s and the Guarantor’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the indenture.

      In addition, Carmike may, at its option and at any time, elect to have the obligations of Carmike and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

      In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) Carmike must irrevocably deposit with the trustee, in trust, for the benefit of the holders of notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest or premium or Special Interest, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and Carmike must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, Carmike shall have delivered to the trustee an opinion of counsel (subject to customary qualifications and exclusions) reasonably acceptable to the trustee confirming that (a) Carmike has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, Carmike has delivered to the trustee an opinion of counsel (subject to customary qualifications and exclusions) reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Carmike or any Guarantor is a party or by which Carmike or any Guarantor is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Carmike or any of its Subsidiaries is a party or by which Carmike or any of its Subsidiaries is bound;

(6) Carmike must deliver to the trustee an officers’ certificate stating that the deposit was not made by Carmike with the intent of preferring the holders of notes over the other creditors of Carmike with the intent of defeating, hindering, delaying or defrauding creditors of Carmike or others; and

(7) Carmike must deliver to the trustee an officers’ certificate and an opinion of counsel (subject to customary qualifications and exclusions), each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

      Except as provided in the next two succeeding paragraphs, the indenture, the notes or the Note Guarantees may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default or compliance with any provision of the indenture or the notes or the Note Guarantees may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

      Without the consent of each holder of notes affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than notice provisions or provisions relating to the covenant described above under the caption “— Repurchase at the Option of Holders of Notes”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of, or interest or premium or Special Interest, if any, on, the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the then outstanding notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium or Special Interest, if any, on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders of Notes”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the indenture, except in accordance with the terms of the indenture; or

(9) make any change in the preceding amendment and waiver provisions.

      The Credit Agreement will provide that no amendment may be made to the subordination provisions of the indenture that adversely affects the rights of any holder of Senior Debt of Carmike or any Guarantor then outstanding unless the holders of such Senior Debt (or any group of representatives thereof authorized to give a consent) consent to such charge.

      In addition, any amendment to, or waiver of, the provisions of the indenture relating to subordination that adversely affects the rights of the holders of the notes will require the consent of the holders of at least 66 2/3% in aggregate principal amount of notes then outstanding.

      Notwithstanding the preceding, without the consent of any holder of notes, Carmike, the Guarantors and the trustee may amend or supplement the indenture or the notes or the Note Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of Carmike’s or a Guarantor’s obligations to holders of notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of Carmike’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6) to conform the text of the indenture, the Note Guarantees or the notes to any provision of this Description of New Notes to the extent that such provision in this Description of New Notes was intended to be a verbatim recitation of a provision of the indenture, the Note Guarantees or the notes;

(7) to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture;

(8) to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes; or

(9) to evidence and provide for the acceptance of the appointment under the indenture of a successor trustee.

Satisfaction and Discharge

      The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to Carmike, have been delivered to the trustee for cancellation; or

(b) all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and Carmike or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes not delivered to the trustee for cancellation for principal, premium and Special Interest, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Carmike or any Guarantor is a party or by which Carmike or any Guarantor is bound;

(3) Carmike or any Guarantor has paid or caused to be paid all sums payable by it under the indenture; and

(4) Carmike has delivered irrevocable instructions to the trustee under the indenture to apply the deposited money toward the payment of the notes at maturity or on the redemption date, as the case may be.

      In addition, Carmike must deliver an officers’ certificate and an opinion of counsel (subject to customary qualifications and exclusions) to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

      If the trustee becomes a creditor of Carmike or any Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue (if the indenture has been qualified under the Trust Indenture Act) or resign.

      The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder of notes has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

      Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to Carmike Cinemas, Inc., 1301 First Avenue, Columbus, Georgia 31901, Attention: Corporate Secretary.

Book-Entry, Delivery and Form

      Except as set forth below, the new notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000.

      The new notes initially will be represented by one or more notes in registered, global form without interest coupons (collectively, the “Global Notes”). The Global Notes shall be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

      Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated New Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.

      Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depository Procedures

      The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Carmike takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

      DTC has advised Carmike that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

      DTC has also advised Carmike that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

      Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

      Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

      Payments in respect of the principal of, and interest and premium, if any, and Special Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, Carmike and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, none of Carmike, the trustee or any agent of Carmike or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

      DTC has advised Carmike that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or Carmike. Neither Carmike nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and Carmike and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

      Transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

      Cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

      DTC has advised Carmike that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of Carmike, the trustee or any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

      A Global Note is exchangeable for Certificated Notes if:

(1) DTC notifies Carmike that it (a) is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, Carmike fails to appoint a successor depositary;

(2) Carmike, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

      In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

      Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes. See “Notice to Investors.”

Same Day Settlement and Payment

      Carmike will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and Special Interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. Carmike will make all payments of principal, interest and premium, if any, and Special Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. Carmike expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised Carmike that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Registration Rights; Special Interest

      The following description is a summary of the material provisions of the registration rights agreement. It does not restate that agreement in its entirety. We urge you to read the proposed form of registration rights agreement in its entirety because it, and not this description, defines your registration rights as holders of these notes. See “— Additional Information.”

      On February 4, 2004, Carmike, the Guarantors and the initial purchasers entered into the registration rights agreement. Pursuant to the registration rights agreement, Carmike and the Guarantors agreed to file with the SEC the Exchange Offer Registration Statement (as defined in the registration rights agreement) on the appropriate form under the Securities Act with respect to the exchange notes. Upon the effectiveness of the Exchange Offer Registration Statement, Carmike and the Guarantors will offer to the holders of Transfer Restricted Securities pursuant to the Exchange Offer who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for new notes.

      The registration rights agreement provides that:

(1) Carmike and the Guarantors will file an Exchange Offer Registration Statement with the SEC on or prior to 90 days after the closing of this offering;

(2) Carmike and the Guarantors will use all commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 180 days after the closing of this offering;

(3) unless the Exchange Offer would not be permitted by applicable law or SEC policy, Carmike and the Guarantors will:

(a) commence the Exchange Offer; and

(b) use all commercially reasonable efforts to issue on or prior to 30 business days, or longer, if required by the federal securities laws, after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, exchange new notes in exchange for all old notes tendered prior thereto in the Exchange Offer; and

(4) if obligated to file the Shelf Registration Statement, Carmike and the Guarantors will use all commercially reasonable efforts to file the Shelf Registration Statement with the SEC on or prior to 45 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the SEC on or prior to 120 days after such obligation arises.

If:

(1) Carmike and the Guarantors are not:

(a) required to file the Exchange Offer Registration Statement; or

(b) permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy; or

(2) any holder of Transfer Restricted Securities notifies Carmike prior to the 20th business day following consummation of the Exchange Offer that:

(a) it is prohibited by law or SEC policy from participating in the Exchange Offer;

(b) it may not resell the exchange notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns notes acquired directly from Carmike or an affiliate of Carmike,

then Carmike and the Guarantors will file with the SEC a Shelf Registration Statement (as defined in the registration rights agreement) to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement.

      For purposes of the preceding, “Transfer Restricted Securities” means each note until the earliest to occur of:

(1) the date on which such note has been exchanged by a Person other than a broker-dealer for an exchange note in the Exchange Offer;

(2) following the exchange by a broker-dealer in the Exchange Offer of a note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3) the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4) the date on which such note is distributed to the public pursuant to Rule 144 under the Securities Act.

If:

(1) Carmike and the Guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified for such filing;

(2) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (an “Effectiveness Target Date”);

(3) Carmike and the Guarantors fail to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(4) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (1) through (4) above, a “Registration Default”), then Carmike and the Guarantors will pay Special Interest to each holder of notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default at a rate per annum of 0.25%.

      The rate of the Special Interest will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Special Interest for all Registration Defaults of 1.0% per annum.

      All accrued Special Interest will be paid by Carmike and the Guarantors on the next scheduled interest payment date to DTC or its nominee by wire transfer of immediately available funds or by federal funds check and to holders of Certificated Notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

      Following the cure of all Registration Defaults, the accrual of Special Interest will cease.

      Holders of old notes will be required to make certain representations to Carmike (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver certain information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their notes included in the Shelf Registration Statement and benefit from the provisions regarding Special Interest set forth above. By acquiring Transfer Restricted Securities, a holder will be deemed to have agreed to indemnify Carmike and the Guarantors against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of old notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from Carmike.

      In addition, on June 23, 2004, Carmike, the Guarantors and Goldman, Sachs & Co. entered into a letter agreement regarding the registration rights agreement. Pursuant to the letter agreement, so long as Goldman, Sachs & Co. or any of its affiliates (each, a “market-maker”) is an affiliate of Carmike and is required to deliver a prospectus in connection with making a market in the notes, Carmike will provide Goldman Sachs and its affiliates a market making prospectus (which may be part of this registration statement) in order that the market-maker may make a market in the old notes and the new notes as part of its business in the ordinary course. The letter agreement provides that the market-maker will have certain rights and remedies that are independent of the rights and remedies of the holders of the old notes and has separate indemnification obligations with respect to us and the guarantors.

Certain Definitions

      Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

      “Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person or is assumed in connection with the acquisition of assets from such Person, whether or not such Indebtedness is incurred (a) in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person or (b) in connection with the acquisition of assets from such Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, but excluding Indebtedness of such other Person that is extinguished, retired or repaid concurrent with such other Person becoming a Restricted Subsidiary of, or at the time it is merged into or consolidates with, such specified Person or at the time of the acquisition of assets from such Person.

      “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

      “Applicable Premium” means, with respect to any note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the note; or

(2) the excess of:

(a) the present value at such redemption date of (i) the redemption price of the note at February 15, 2009, (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”) plus (ii) all required interest payments due on the note through February 15, 2009 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the note, if greater.

      “Asset Acquisition” means:

(1) any transaction pursuant to which any Person shall become a Restricted Subsidiary of Carmike or shall be consolidated or merged with Carmike or any Restricted Subsidiary of Carmike; or

(2) the acquisition by Carmike or any Restricted Subsidiary of Carmike of assets of any Person comprising a division, line of business or theater site of such Person.

      “Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of Carmike and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2) the issuance of Equity Interests in any of Carmike’s Restricted Subsidiaries or the sale of Equity Interests in any of its Restricted Subsidiaries.

      Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $5.0 million;

(2) a transfer of assets between or among Carmike and its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transaction);

(3) an issuance of Equity Interests by a Restricted Subsidiary of Carmike to Carmike or to a Restricted Subsidiary of Carmike;

(4) the sale or lease of products, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(5) the sale or other disposition of cash or Cash Equivalents;

(6) a Restricted Payment that does not violate the covenant described above under the caption “— Certain Covenants — Restricted Payments” or a Permitted Investment;

(7) any sale or disposition deemed to occur in connection with creating, granting or exercising remedies in respect of any Liens pursuant to the covenant described above under the caption “— Certain Covenants — Liens;”

(8) sales of assets received by Carmike or any Restricted Subsidiary upon the foreclosure on a Lien; and

(9) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business.

      “Asset Sale Offer” has the meaning set forth above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

      “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” shall have a corresponding meaning.

      “Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

      “Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

      “Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

      “Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(3) marketable direct obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year from the date of acquisition, and having, at the time of acquisition, a credit rating of at least “A-1” from S&P or at least “P-1” from Moody’s;

(4) certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch (or such successor thereto) Rating of “B” or better;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within one year after the date of acquisition; and

(7) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

      “Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Carmike and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to the Principal, a Related

Party of the Principal, PIA, any of PIA’s officers or directors or any Affiliate of PIA or any of PIA’s officers or directors (collectively, the “Permitted Holders”);

(2) the adoption of a plan relating to the liquidation or dissolution of Carmike; or

(3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above), other than the Permitted Holder or any direct or indirect Subsidiary of any Permitted Holder or any Permitted Group, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Carmike, measured by voting power rather than number of shares.

      “Change of Control Offer” has the meaning set forth above under the caption “— Repurchase at the Option of Holders — Change of Control.”

      “Concurrent Equity Offering” means the offer and sale by Carmike of its common stock pursuant to a registration statement on Form S-1 (No. 333-90028) to be consummated on or before the date of the indenture, including any shares of common stock sold after the date of the indenture pursuant to the underwriters’ over-allotment option provided therein.

      “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus (or in the case of clause 11 below, minus), without duplication, the following items to the extent deducted (or added) in computing Consolidated Net Income for such period:

(1) an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale; plus

(2) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period; plus

(3) the Fixed Charges of such Person and its Restricted Subsidiaries for such period; plus

(4) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period; plus

(5) unusual or nonrecurring charges or expenses; plus

(6) non-cash compensation charges and charges related to the expensing of stock options; plus

(7) charges for the write-off of unamortized debt costs; plus

(8) charges for the impairment of assets; plus

(9) restructuring charges incurred in connection with the closure of theatres determined to be underperforming by the Board of Directors of Carmike in its sole discretion; plus

(10) upfront expenses resulting from equity offerings, investments, mergers, recapitalizations, option buyouts, Dispositions, Asset Acquisitions and similar transactions; minus

(11) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

      Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Carmike will be added to Consolidated Net Income to compute Consolidated Cash Flow of Carmike only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Carmike by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders, except to the extent that such Net Income is actually paid to Carmike or its Restricted Subsidiaries by loans, advances, inter-company transfers, principal repayments or otherwise.

      “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the Net Income (or loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash or to the extent converted into cash to the specified Person or a Restricted Subsidiary of the Person;

(2) the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, except to the extent that such Net Income is actually paid to Carmike or its Restricted Subsidiaries by loans, advances, inter-company transfers, principal repayments or otherwise;

(3) the cumulative effect of a change in accounting principles will be excluded; and

(4) notwithstanding clause (1) above, the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

      “Consolidated Net Tangible Assets” means total assets after deducting:

(1) all current liabilities;

(2) any item representing investments in Unrestricted Subsidiaries; and

(3) all goodwill, trade names, trademarks, patents, unamortized debt discount, organization expenses and other like intangibles,

all as set forth on the most recent internal balance sheet of Carmike and its consolidated Restricted Subsidiaries and computed in accordance with GAAP.

      “Credit Agreement” means that certain new revolving credit facility providing for up to $50.0 million of revolving credit borrowings and that certain new term loan facility providing for a $100.0 million term loan by and among Carmike, Goldman Sachs Credit Partners L.P., the other credit parties thereto and the lenders signatory thereto from time to time, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

      “Credit Facilities” means, one or more debt facilities or financings (including, without limitation, the Credit Agreement) or commercial paper facilities or financings, in each case, with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

      “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

      “Designated Senior Debt” means:

(1) any Indebtedness outstanding under the Credit Agreement; and

(2) after payment in full of all Obligations under the Credit Agreement, any other Senior Debt permitted under the indenture the principal amount of which is $25.0 million or more and that has been designated by Carmike as “Designated Senior Debt.”

      “Disposition” means, with respect to any Person, any merger, consolidation or other business combination involving such Person (whether or not such Person is the Surviving Person) or the sale, assignment, or transfer, lease, conveyance or other disposition of all or substantially all of such Person’s assets or Capital Stock.

      “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require Carmike to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Carmike may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that Carmike and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

      “Domestic Subsidiary” means any Restricted Subsidiary of Carmike that was formed under the laws of the United States or any state of the United States or the District of Columbia.

      “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

      “Equity Offering” means any private or public offering of Qualified Capital Stock of Carmike other than the Concurrent Equity Offering.

      “Existing Indebtedness” means all Indebtedness of Carmike and its Restricted Subsidiaries (other than Indebtedness under any Credit Facility) in existence on the date of the indenture, until such amounts are repaid.

      “Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of Carmike (unless otherwise provided in the indenture).

      “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

      In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and any pro forma calculations shall be determined in good faith by the chief financial officer of Carmike;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter reference period;

(5) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter reference period; and

(6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the weighted average interest rate that would have been applicable to such Indebtedness over the latest 12-month period ending on the calendar month immediately prior to the Calculation Date had been the applicable rate on such Indebtedness for the entire reference period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

      “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Carmike (other than Disqualified Stock) or to Carmike or a Restricted Subsidiary of Carmike, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

      “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the indenture.

      “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

      “Guarantors” means each of:

(1) Carmike’s current Domestic Subsidiaries; and

(2) any other subsidiary that executes a Note Guarantee in accordance with the provisions of the indenture;

and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the indenture.

      “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

      “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent and without duplication:

(1) in respect of borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed, except any such balance that constitutes an accrued expense or trade payable, or similar obligations to trade creditors; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

      Notwithstanding the foregoing, “Indebtedness” shall not include (1) advance payments by customers in the ordinary course of business for services or products to be provided or delivered in the future or (2) deferred taxes.

      “Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of nationally recognized standing that is, in the judgment of the Board of Directors, qualified to perform the task for which it has been engaged.

      “Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Carmike or any Subsidiary of Carmike sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of Carmike such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of Carmike, Carmike will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of Carmike’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the last paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The acquisition by Carmike or any Subsidiary of Carmike of a Person that holds an Investment in a third Person will be deemed to be an Investment by Carmike or such Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the last paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

      “Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

      “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1) any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss).

      “Net Proceeds” means the aggregate cash proceeds received by Carmike or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, (2) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, (3) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (4) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP, (5) all distributions and other payments required to be made to any Person owning a beneficial interest in assets subject to sale or minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale, (6) any reserve, established in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Sale and retained by Carmike or any Restricted Subsidiary of Carmike after such Asset Sale, and (7) any portion of the purchase price from an Asset Sale placed in escrow (whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Sale or otherwise in connection with such Asset Sale); provided, however, that upon the termination of such escrow, Net Proceeds will be increased by any portion of funds therein released to Carmike or any Restricted Subsidiary.

      “Non-Recourse Debt” means Indebtedness:

(1) as to which neither Carmike nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

(2) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Carmike or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such other Indebtedness of Carmike or any of its Restricted Subsidiaries to be accelerated or payable prior to its Stated Maturity.

      “Note Guarantee” means the Guarantee by each Guarantor of Carmike’s obligations under the indenture and the notes, executed pursuant to the provisions of the indenture.

      “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

      “Permitted Business” means any business conducted by Carmike or its Restricted Subsidiaries on the date of the indenture and any business related, ancillary or complementary to, or a reasonable extension of, the business of Carmike or its Restricted Subsidiaries on the date of the indenture.

      “Permitted Group” means any group of investors that is deemed to be a “person” (as that term is used in Section 13(d)(3) of the Exchange Act) by virtue of the Stockholders Agreement, as the same may be amended, modified or supplemented from time to time, provided that no single Person (other than the Principal and the Principal’s Related Parties) Beneficially Owns (together with its Affiliates) more of the Voting Stock of Carmike that is Beneficially Owned by such group of investors than is then collectively Beneficially Owned by the Principal and the Principal’s Related Parties in the aggregate.

      “Permitted Investments” means:

(1) any Investment in Carmike or in a Restricted Subsidiary of Carmike that is a Guarantor;

(2) any Investment in Cash Equivalents;

(3) any Investment by Carmike or any Restricted Subsidiary of Carmike in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of Carmike and a Guarantor; or

(b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Carmike or a Restricted Subsidiary of Carmike that is a Guarantor;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales;”

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Carmike;

(6) any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of Carmike or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (b) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7) Investments represented by Hedging Obligations;

(8) repurchases of the notes;

(9) Investments constituting loans, advances or extensions of credit to employees and consultants in the ordinary course of business in an amount not to exceed $2.0 million at any time outstanding;

(10) Investments in existence on the date of the indenture and an Investment in any Person to the extent such Investment replaces or refinances an Investment in such Person existing on the date of the indenture in an amount not exceeding the amount of the Investment being replaced or refinanced; provided, however, that the new Investment is on terms and conditions no less favorable than the Investment being renewed or replaced; and

(11) Investments in Permitted Businesses since the date of the indenture not to exceed an amount equal to the greater of (1) $10.0 million or (2) 2.5% of the Consolidated Net Tangible Assets of Carmike and its Restricted Subsidiaries at any one time outstanding (each such Investment being measured as of the date made and without giving effect to subsequent changes in value).

      “Permitted Junior Securities” means:

(1) Equity Interests in Carmike or any Restricted Subsidiary; or

(2) debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes and the Note Guarantees are subordinated to Senior Debt under the indenture.

      “Permitted Liens” means:

(1) Liens securing Senior Debt;

(2) Liens on assets of Restricted Subsidiaries to secure Indebtedness of Restricted Subsidiaries that was permitted by the terms of the indenture to be incurred;

(3) Liens in favor of Carmike or a Restricted Subsidiary;

(4) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Carmike or any Restricted Subsidiary of Carmike; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with Carmike or the Restricted Subsidiary;

(5) Liens on assets (including Capital Stock) existing at the time of acquisition of the assets by Carmike or any Subsidiary of Carmike; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(6) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(7) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness;

(8) Liens existing on the date of the indenture;

(9) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(10) Liens imposed by law, such as carriers’, warehousemen’s, landlords’ and mechanics’ Liens, in each case, incurred in the ordinary course of business;

(11) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(12) Liens created for the benefit of (or to secure) the notes (or the Note Guarantees) or payment obligations to the trustee;

(13) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that:

(a) the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(14) Liens which are not overdue for more than 60 days, pledges and deposits incurred in the ordinary course of business in connection with workers’ compensation and unemployment insurance, social security obligations, assessments or governmental charges;

(15) pledges or deposits by such Person, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases, subleases or licenses to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred in the ordinary course of business;

(16) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be, incurred under the indenture;

(17) licenses, leases and subleases of real or personal property which do not materially interfere with the ordinary conduct of the business of Carmike or any of its Restricted Subsidiaries;

(18) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired; and

(19) Liens incurred in the ordinary course of business of Carmike or any Restricted Subsidiary with respect to obligations that do not exceed $25.0 million at any one time outstanding.

      “Permitted Refinancing Indebtedness” means any Indebtedness of Carmike or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Carmike or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of all customary expenses and premiums incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by Carmike or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      “PIA” means the Goldman Sachs Group, Inc. and its Affiliates.

      “preferred stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

      “Principal” means Michael W. Patrick.

      “Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

      “Related Party” means:

(1) any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of the Principal; or

(2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of the Principal and/or such other Persons referred to in the immediately preceding clause (1).

      “Restricted Investments” means any Investment other than a Permitted Investment.

      “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

      “S&P” means Standard & Poor’s Ratings Group.

      “Senior Debt” means:

(1) all Indebtedness of Carmike or any Guarantor outstanding under Credit Facilities, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Note Guarantee and all Hedging Obligations with respect thereto;

(2) any other Indebtedness of Carmike or any Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes or any Note Guarantee; and

(3) all Obligations with respect to the items listed in the preceding clauses (1) and (2).

      Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1) any liability for federal, state, local or other taxes owed or owing by Carmike or any of its Restricted Subsidiaries;

(2) any intercompany Indebtedness of Carmike to any of its Restricted Subsidiaries;

(3) any trade payables; or

(4) the portion of any Indebtedness that is incurred in violation of the indenture.

      “Significant Restricted Subsidiary” means any Restricted Subsidiary that would be a Significant Subsidiary.

      “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

      “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

      “Stockholders Agreement” means that certain Stockholders Agreement by and among Carmike and Michael W. Patrick, GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH, Bridge Street Fund 1998, L.P., Stone Street Fund 1998, L.P., The Jordan Trust, TJT(B), TJT(B) (Bermuda) Investment Company LTD, David W. Zalaznick and Barbara Zalaznick, as joint tenants, Leucadia Investors, Inc. and Leucadia National Corporation, dated as of January 31, 2002, as amended and in effect on the date of the indenture.

      “Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

      “Surviving Person” means, with respect to any Person involved in or that makes any Disposition, the Person formed by or surviving such Disposition or the Person to which such Disposition is made.

      “Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to February 15, 2009; provided, however, that if the period from the redemption date to February 15, 2009, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

      “Unrestricted Subsidiary” means any Subsidiary of Carmike that is designated by the Board of Directors of Carmike as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “— Certain Covenants — Transactions with Affiliates”, is not party to any agreement, contract, arrangement or understanding with Carmike or any Restricted Subsidiary of Carmike unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Carmike or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Carmike;

(3) is a Person with respect to which neither Carmike nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Carmike or any of its Restricted Subsidiaries.

      Any designation of a Subsidiary of Carmike as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants — Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Carmike as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” Carmike will be in default of such covenant. The Board of Directors of Carmike may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Carmike of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

      “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

      “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion is a summary of the material U.S. federal income tax considerations relevant to the exchange of old notes for new notes pursuant to the exchange offer and the ownership of new notes as of the date hereof. The discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, United States Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. This discussion does not address all of the United States federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as banks, financial institutions, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, partnerships or other pass-through entities, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, tax-exempt organizations and persons holding the notes as part of a “straddle,” “hedge,” “conversion transaction” or other integrated transaction. In addition, the discussion is limited to persons who purchased the old notes for cash at original issue and at their “issue price” within the meaning of Section 1273 of the Code (i.e., the first price at which a substantial amount of notes are sold to the public for cash). Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code.

      As used herein, “U.S. Holder” means a beneficial owner of the notes who or that is:

•	an individual that is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or a political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, if a United States court can exercise primary supervision over the administration of the trust and one or more United States persons can control all substantial trust decisions, or, if the trust was in existence on August 20, 1996 and it has elected to continue to be treated as a United States person.

      No rulings from the Internal Revenue Service, or IRS, have or will be sought with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained. If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences.

      Persons considering the exchange of old notes for new notes should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws, and any tax treaties.

Exchange Offer

      The exchange of the old notes for the new notes pursuant to the exchange offer will not constitute a taxable exchange. See “Description of New Notes — Registration Rights; Special Interest.” As a result, (1) a holder will not recognize a taxable gain or loss as a result of exchanging such holder’s notes, (2) the holding period of the new notes should include the holding period of the old notes exchanged therefor and (3) the adjusted tax basis of the new notes should be the same as the adjusted tax basis of the old notes exchanged therefor immediately before such exchange.

U.S. Holders

Interest

      Payments of stated interest on the notes generally will be taxable to a U.S. Holder as ordinary income at the time that such payments are received or accrued, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes. In certain circumstances (see “Description of New Notes — Optional Redemption” and “Description of New Notes — Repurchase at the Option of Holders — Change of Control”), we may be obligated to pay amounts in excess of stated interest on the notes. According to Treasury Regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a U.S. Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made.

      We believe that the likelihood that we will be obligated to make any such payments is remote. Therefore, we do not intend to treat the potential payment of these amounts as part of the yield to maturity of any notes. Our determination that these contingencies are remote is binding on a U.S. Holder unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder might be required to accrue income on its notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingency occurs, it would affect the amount and timing of the income recognized by a U.S. Holder. If any such amounts are in fact paid, U.S. Holders will be required to recognize such amounts as income.

Sale, Exchange or Other Taxable Disposition of the Notes

      A U.S. Holder will recognize gain or loss on the sale, exchange (other than for Certificated Notes or pursuant to a tax-free transaction), redemption, retirement or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as interest) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted basis in a note generally will be the U.S. Holder’s cost for the note, less any principal payments received by such holder. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the U.S. Holder has held the note for more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss.

Backup Withholding

      A U.S. Holder may be subject to a backup withholding tax when such holder receives interest and principal payments on the notes held or upon the proceeds received upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to backup withholding. A U.S. Holder will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number, or TIN, which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding.

      U.S. Holders should consult their personal tax advisor regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Non-U.S. Holders

      A non-U.S. Holder is a beneficial owner of the notes who is not a U.S. Holder.

Interest

      Interest paid to a non-U.S. Holder will not be subject to United States federal withholding tax of 30% (or, if applicable, a lower treaty rate) provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of the classes of our stock;

•	such holder is not a controlled foreign corporation that is related to us through stock ownership and is not a bank that received such notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the non-U.S. Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides its name and address, (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of the non-U.S. Holder certifies to us or our paying agent under penalties of perjury that it, or the financial institution between it and the non-U.S. Holder, has received from the non-U.S. Holder a statement, under penalties of perjury, that such holder is not a “United States person” and provides us or our paying agent with a copy of such statement or (3) the non-U.S. Holder holds its notes directly through a “qualified intermediary” and certain conditions are satisfied.

      Even if the above conditions are not met, a non-U.S. Holder may be entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the non-U.S. Holder’s country of residence. To claim such a reduction or exemption, a non-U.S. Holder generally must complete IRS Form W-8BEN and claim this exemption on the form. In some cases, a non-U.S. Holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

      The certification requirements described above may require a non-U.S. Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its United States taxpayer identification number. Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

Sale or Other Taxable Disposition of the Notes

      A non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note. However, a non-U.S. Holder may be subject to tax on such gain if (1) such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder may have to pay a United States federal income tax of 30% (or, if applicable, a lower treaty rate) on such gain, (2) such holder is an individual who is a former citizen or long term resident of the United States and is subject to certain United States tax rules relevant to such status or (3) the gain is effectively connected with such holder’s conduct of a United States trade or business (as discussed below).

United States Trade or Business

      If interest or gain from a disposition of the notes is effectively connected with a non-U.S. Holder’s conduct of a United States trade or business, or if an income tax treaty applies and the non-U.S. Holder maintains a United States “permanent establishment” to which the interest or gain is generally attributable, the non-U.S. Holder may be subject to United States federal income tax on the interest or gain on a net basis in the same manner as if it were a U.S. Holder. If interest income received with respect to the notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of a note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a note or gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States.

Backup Withholding and Information Reporting

      Backup withholding likely will not apply to payments of principal or interest made by us or our paying agent to a non-U.S. Holder of a note if the non-U.S. holder is exempt from withholding tax on interest as described above. However, information reporting on IRS Form 1042-S may still apply with respect to interest payments. Payments of the proceeds from a disposition by a non-U.S. Holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons, as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a United States trade or business.

      Payment of the proceeds from a disposition by a non-U.S. Holder of a note made to or through the United States office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its taxpayer identification number or otherwise establishes an exemption from information reporting and backup withholding.

      Non-U.S. Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury regulations. In this regard, the current Treasury regulations provide that a certification may not be relied on if the payor knows or has reasons to know that the certification may be false. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

PLAN OF DISTRIBUTION

      We are not using any underwriters for this exchange offer.

      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of any new notes received in exchange for old notes acquired by the broker-dealer as a result of market-making or other trading activities. We have agreed that, for a period ending upon the earlier of (1) up to 180 days after the consummation of the exchange offer or (2) such time as broker-dealers are no longer required to comply with the prospectus delivery requirements in connection with offers and sales of new notes, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, during this period, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

      We will not receive any proceeds from any sale of new notes by broker-dealers or any other persons. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes, or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker-dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit resulting from these resales of new notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period ending upon the earlier of (1) up to 180 days after the consummation of the exchange offer or (2) such time as broker-dealers are no longer required to comply with the prospectus delivery requirements in connection with offers and sales of new notes, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes and the new notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      Certain legal matters as to the validity of the new notes offered hereby and the guarantees will be passed upon for us by King & Spalding LLP. Bradley Arant Rose & White LLP will provide certain opinions with respect to matters involving Alabama law.

EXPERTS

      The consolidated financial statements and schedule as of and for the year ended December 31, 2003 incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, given on the authority of said firm in auditing and accounting.

      The consolidated financial statements and schedule at December 31, 2002 and for each of the two years in the period ended December 31, 2002, incorporated in this prospectus by reference have been audited by Ernst & Young LLP, independent auditors, and incorporated in reliance on the report of Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing.

CARMIKE CINEMAS, INC.

$150,000,000

OFFER TO EXCHANGE

7.500% Senior Subordinated Notes due 2014

that have been registered under the Securities Act Of 1933
for
any and all outstanding 7.500% Senior Subordinated Notes due 2014 that have not been registered under the Securities Act Of 1933

July 30, 2004